                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                       (INCLUDING THE ASSOCIATED RIGHTS)
                                       OF
                                  CIMCO, INC.
                                       BY
                                 HANWEST, INC.
                           A WHOLLY OWNED SUBSIDIARY
                                       OF
                               M.A. HANNA COMPANY
                                       AT
                                $10.50 PER SHARE

  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY
       TIME, ON THURSDAY, JANUARY 25, 1996, UNLESS THE OFFER IS EXTENDED.

    THE BOARD OF DIRECTORS OF CIMCO, INC. (THE "COMPANY") UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

                            ------------------------

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE (INCLUDING THE ASSOCIATED RIGHTS) (COLLECTIVELY, THE "SHARES"), OF THE COMPANY REPRESENTING AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION").

                            ------------------------

                                   IMPORTANT

    Any stockholder desiring to tender Shares, should either (1) complete and sign the Letter of Transmittal (or facsimile thereof) in accordance with the instructions in the Letter of Transmittal and deliver it to the Depositary with the certificate(s) representing tendered Shares and all other required documents or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 or (2) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. A stockholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if he or she desires to tender such Shares.

    Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

    Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from brokers, dealers, commercial banks or trust companies.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                              SALOMON BROTHERS INC

December 27, 1995

                               TABLE OF CONTENTS

SECTION                                                                     PAGE
--------------------------------------------------------------------------  ----
Introduction..............................................................    1
 1.  Terms of the Offer; Expiration Date..................................    2
 2.  Acceptance for Payment and Payment...................................    3
 3.  Procedure for Tendering Shares.......................................    3
 4.  Withdrawal Rights....................................................    5
 5.  Certain Tax Considerations...........................................    6
 6.  Price Range of Shares; Dividends.....................................    6
 7.  Certain Information Concerning the Company...........................    7
 8.  Certain Information Concerning the Purchaser and the Parent..........    9
 9.  Source and Amount of Funds...........................................   11
10.  Background of the Offer; the Merger Agreement; the Stockholder Tender
      Agreement; the Confidentiality Agreement; Appraisal Rights; the
      Rights Agreement....................................................   12
11.  Purpose of the Offer; Plans for the Company..........................   28
12.  Effect of the Offer on the Market for the Shares; NASDAQ Quotations;
      Registration under the Exchange Act.................................   29
13.  Dividends and Distributions..........................................   29
14.  Extension of Tender Period; Amendment; Termination...................   30
15.  Certain Conditions to the Offer......................................   31
16.  Certain Legal Matters; Regulatory Approvals..........................   33
17.  Fees and Expenses....................................................   37
18.  Miscellaneous........................................................   37

Schedule I -- Directors and Executive Officers of the Parent and the
Purchaser
Exhibit A -- Agreement and Plan of Merger

To the Holders of Common Stock of
CIMCO Inc.:

                                  INTRODUCTION

    Hanwest, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of M.A. Hanna Company, a Delaware corporation (the "Parent"), hereby offers to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of CIMCO, Inc., a Delaware corporation (the "Company"), and the associated preferred stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of December 5, 1992, between the Company and First Interstate Bank of California, as Rights Agent (as the same may be amended, the "Rights Agreement"), at $10.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"). Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. The Purchaser will pay all charges and expenses of Salomon Brothers Inc ("Salomon"), which is acting as Dealer Manager for the Offer (the "Dealer Manager"), National City Bank (the "Depositary") and Georgeson & Company Inc. (the "Information Agent") incurred in connection with the Offer. See Section 17.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN IMMEDIATELY PRIOR TO THE EXPIRATION DATE (AS DEFINED HEREIN) THAT NUMBER OF SHARES REPRESENTING AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES THEN OUTSTANDING ON A FULLY DILUTED BASIS (THE "MINIMUM CONDITION").

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD OF DIRECTORS" OR THE "BOARD") UNANIMOUSLY HAS DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 19, 1995 (the "Merger Agreement"), among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that the Purchaser will make the Offer and that, following the purchase of the Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with relevant provisions of Delaware General Corporation Law ("DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of the Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by the Parent or any wholly owned subsidiary of the Parent and other than Shares held by stockholders exercising appraisal rights pursuant to
Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive $10.50 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest. See Section 10.

    Pursuant to the Company's Certificate of Incorporation and the DGCL, the affirmative vote of the holders of a majority of the outstanding Shares is required to approve and adopt the Merger Agreement and the Merger. Concurrently with the execution of the Merger Agreement, the Purchaser entered into an agreement (the "Stockholder Tender Agreement") with Russell T. Gilbert, the President and Chief Executive Officer of the Company (the "Seller Stockholder"), who owns 539,734 Shares (representing approximately 16.6% of the Shares outstanding on December 18, 1995 on a fully-diluted basis). Pursuant to the Stockholder Tender Agreement, the Seller Stockholder has agreed to tender and sell (and not withdraw) all Shares owned by him pursuant to and in accordance with the Offer. The Stockholder Tender Agreement also provides that the Purchaser is entitled to receive a fee from the Seller Stockholder, under certain circumstances, in connection with certain subsequent transactions involving the Shares. See Section 10.

    According to the Company, as of December 18, 1995, there were 2,970,481 Shares outstanding and not more than 271,650 Shares subject to issuance pursuant to stock options under the Company's stock option plans. As a result, the Purchaser believes that the Minimum Condition would be satisfied if at least 1,621,066 Shares are validly tendered and not withdrawn immediately prior to the Expiration Date. Pursuant to the Stockholder Tender Agreement, the Seller Stockholder has agreed to tender 539,734 Shares to the Purchaser pursuant to the Offer. Therefore, the Purchaser will need to have only 1,081,332 Shares validly tendered and not withdrawn pursuant to the Offer, in addition to the Shares subject to the Stockholder Tender Agreement, in order to satisfy the Minimum Condition.

    PaineWebber Incorporated ("PaineWebber"), financial advisor to the Company, has delivered to the Board of Directors its written opinion to the effect that, as of the date of the Merger Agreement, the $10.50 in cash to be received by the holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view. A copy of such opinion is included with the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to stockholders concurrently herewith, and stockholders are urged to read the opinion in its entirety for a description of the assumptions made, factors considered and procedures followed by PaineWebber.

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    1. TERMS OF THE OFFER; EXPIRATION DATE. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares that have been validly tendered prior to the Expiration Date and not withdrawn as permitted by Section 4. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, January 25, 1996, unless the Purchaser shall have extended, in its sole discretion, the period of time for which the Offer is open, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

    The Offer is subject to certain conditions set forth in Section 15, including satisfaction of the Minimum Condition and the expiration or termination of the waiting period applicable to the Purchaser's acquisition of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered by the Expiration Date and not withdrawn or (iv) delay acceptance for payment of or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer; provided, however, that, unless previously approved by the Company in writing, no change may be made which decreases the price per Share payable in the Offer, which changes the form of consideration to be paid in the Offer, which reduces the maximum number of Shares to be purchased in the Offer, which imposes conditions to the Offer in addition to those set forth in Section 15, which broaden the scope of such conditions, which increases the minimum number of Shares that must be tendered as a condition to the acceptance for payment and payment for the Shares, which waives the Minimum Condition if such waiver would result in less than a majority of the Shares being accepted for payment or paid for pursuant to the Offer or which, except as provided in the Merger Agreement, extends the period of the Offer beyond 45 days after the date of commencement of the Offer, or which otherwise amends the terms of the Offer (including any of the conditions set forth in Section 15) in a manner that is materially adverse to the holders of Shares. For a description of the Purchaser's right to extend the period of time during which the Offer is open, and to amend, delay or terminate the Offer, see
Section 14.

    The Company has provided or will provide the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

    2. ACCEPTANCE FOR PAYMENT AND PAYMENT. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for all Shares validly tendered by the Expiration Date and not properly withdrawn at the earliest time following expiration of the Offer that all conditions to the Offer shall have been satisfied or waived by the Purchaser. For a description of the Purchaser's right to terminate the Offer and not accept for payment of or pay for Shares or to delay acceptance for payment of or payment for Shares, see
Section 14.

    For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to the Depositary of its acceptance of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at a Book-Entry Transfer Facility (as defined in Section
3)), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) (unless, in the case of book-entry transfer, an Agent's Message (as defined in Section 3) is utilized) and any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see
Section 3. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occur at different times. Under no circumstances will interest be paid by the Purchaser on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.

    If the Purchaser increases the consideration to be paid for Shares pursuant to the Offer, the Purchaser will pay such increased consideration for all Shares purchased pursuant to the Offer.

    The Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

    If any tendered Shares are not purchased pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility), without expense to the tendering stockholder, as promptly as practicable following the expiration or termination of the Offer.

    3. PROCEDURE FOR TENDERING SHARES. To tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other documents required by the Letter of Transmittal or an Agent's Message must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) certificates for the Shares to be tendered must be received by the Depositary at one of such addresses or (b) such Shares must be delivered pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery received by the Depositary, including an Agent's Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to and received by the Depositary and forming a part of a book-entry confirmation, which states that such Book-Entry Transfer Facility has received an express acknowledgement from a participant in the system established by such Book-Entry Transfer Facility tendering the Shares which are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

    BOOK-ENTRY TRANSFERS. The Depositary will cause a book-entry account in respect of the Shares to be established at The Depository Trust Company, the Midwest Securities Trust Company and the Philadelphia Depository Trust Company (individually, a "Book-Entry Transfer Facility" and collectively, the
"Book-Entry Transfer Facilities") in connection with the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of any Book-Entry Transfer Facility may make book-entry delivery of Shares by causing such Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of such Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof) properly completed and duly executed, together with any required signature guarantees and any other required documents or an Agent's Message must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to a Book-Entry Transfer Facility does not constitute delivery to the Depositary.

    SIGNATURE GUARANTEES. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a bank, broker or other institution that is a member of the Medallion Signature Guaranty Program (each, an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed (i) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates evidencing such Shares are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered if all of the following conditions are met:

         (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Purchaser is received by the Depositary (as provided below) by the Expiration Date; and

        (iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) with any required signature guarantee and any other documents required by the Letter of Transmittal, or an Agent's Message, are received by the Depositary within three National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ System") trading days after the date of execution of the Notice of Guaranteed Delivery.

    The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

    THE METHOD OF DELIVERY OF SHARE CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING THROUGH BOOK-ENTRY TRANSFER FACILITIES, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF CERTIFICATES FOR SHARES ARE SENT BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

    FEDERAL  INCOME TAX  WITHHOLDING.   Under the  federal income  tax laws, the
Depositary will be required to withhold 31% of the amount of any payments made to certain stockholders pursuant to the

Offer. In order to avoid such backup withholding, each tendering stockholder must provide the Depositary with such stockholder's correct taxpayer identification number and certify that such stockholder is not subject to such backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal (see paragraph 8 of the Terms and Conditions of the Offer set forth in the Letter of Transmittal) or by filing a Form W-9 with the Depositary prior to any such payments. If the stockholder is a nonresident alien or foreign entity not subject to back-up withholding, the stockholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

    APPOINTMENT  OF PROXY.   By executing a  Letter of Transmittal  or causing a
Book-Entry Transfer Facility to transmit an Agent's Message, a tendering stockholder irrevocably appoints designees of the Purchaser as such stockholder's proxies in the manner set forth in the Letter of Transmittal to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and any and all other shares of common stock or other securities issued or issuable in respect of such Shares on or after December 19, 1995). All such proxies shall be irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon the acceptance for payment of such Shares by the Purchaser. Upon such acceptance for payment, all prior proxies and consents granted by such stockholder with respect to such Shares and other securities will, without further action, be revoked, and no subsequent proxies may be given nor subsequent written consents executed by such stockholder (and, if given or executed, will be deemed ineffective). Such designees of the Purchaser will be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of the Company's stockholders, by written consent or otherwise. The Purchaser reserves the right to require that, in order for Shares to be validly tendered, immediately upon the Purchaser's acceptance for payment of such Shares, the Purchaser is able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting).

    A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other shares of common stock or other securities issued or issuable in respect of such Shares on or after December 19, 1995), and (ii) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. The Purchaser reserves the absolute right to reject any or all tenders of Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of the Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been properly made until all defects and irregularities relating thereto have been cured or waived. The Purchaser's interpretation of the terms and conditions of the Offer in this regard will be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or incur any liability for failure to give any such notification.

    4. WITHDRAWAL RIGHTS. Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after February 24, 1996 unless theretofore accepted for payment as provided in this Offer to Purchase.

    To be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn and the name of the registered holders of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in
Section 3 at any time prior to the Expiration Date.

    All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, which determination shall be final and binding. None of the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

    5. CERTAIN TAX CONSIDERATIONS. Sales of Shares by stockholders of the Company pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable transactions under applicable state and local and other tax laws.

    In general, a stockholder will recognize gain or loss equal to the difference between the tax basis of his Shares and the amount of cash received in exchange therefor. Such gain or loss will be a capital gain or loss if the Shares are capital assets in the hands of the stockholder and will be long-term gain or loss if the holding period for the Shares is more than one year as of the date of the sale of such Shares.

    The foregoing discussion may not apply to stockholders who acquired their Shares pursuant to the exercise of stock options or other compensation arrangements with the Company or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Internal Revenue Code of 1986, as amended.

    THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

    6. PRICE RANGE OF SHARES; DIVIDENDS. The Shares are traded in the over-the-counter market and price quotations are reported in the National Market System of NASDAQ under the Symbol "CIMC". The following table sets forth, for the periods indicated, the reported high and low sales prices for the Shares as reported by NASDAQ. According to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 1995 (the "Company 10-K"), the Company did not pay any cash dividends on the Shares during the Company's two most recent fiscal years.

                                  CIMCO, INC.

                                                                              SALES QUOTATIONS
                                                                             ------------------
CALENDAR YEAR                                                                 HIGH        LOW
--------------------------------------------------------------------------   -------    -------
1993:
  First Quarter...........................................................   $ 9 3/4    $ 6 1/2
  Second Quarter..........................................................     9          7 1/4
  Third Quarter...........................................................     8 1/4      6 1/2
  Fourth Quarter..........................................................     9 1/2      6 1/4
1994:
  First Quarter...........................................................   $ 7 1/2    $ 5 3/4
  Second Quarter..........................................................     6 3/4      5 1/2
  Third Quarter...........................................................     6 1/4      4 5/8
  Fourth Quarter..........................................................     5 3/4      4
1995:
  First Quarter...........................................................   $ 5 1/2    $ 4
  Second Quarter..........................................................     5 1/2      3 3/8
  Third Quarter...........................................................     8          3 1/2
  Fourth Quarter (through December 26, 1995)..............................    10 3/4      7 1/4

    The Merger Agreement prohibits the Company from declaring or paying any dividend or other distribution on the Shares prior to the consummation of the Merger.

    On November 7, 1995, the last full day of trading prior to the first public announcement of negotiations between the Company and the Parent and the proposed $10.50 per Share to be paid in a possible transaction between the Parent and the Company, the reported high and low sales prices for the Shares as reported on NASDAQ were $8 3/4 and $7 1/4, respectively. On December 18, 1995, the last full day of trading prior to the first public announcement of the Offer, the reported high and low sales prices for the Shares as reported by NASDAQ were each $9 1/2. On December 26, 1995, the last full day of trading prior to the commencement of the Offer, the reported high and low sales prices for the Shares as reported by NASDAQ were $10 5/16 and $10 1/4, respectively. The Offer represents a twenty percent premium over the reported high sales price per Share reported by NASDAQ on November 7, 1995.

    As of December 19, 1995, there were approximately 255 holders of record of outstanding Shares according to the Company.

    STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATIONS FOR THE SHARES.

    7. CERTAIN INFORMATION CONCERNING THE COMPANY. The Company is a Delaware corporation organized in 1959 as a California corporation and reincorporated in Delaware as CIMCO, Inc. in 1987. The Company's principal executive offices are located at 265 Briggs Avenue, Costa Mesa, California 92626. The Company is principally engaged in the manufacture of high precision thermoplastic components and subassemblies and engineered thermoplastic polymers.

    The following summary financial information has been taken or derived from the audited financial statements contained in the Company 10-K and the unaudited financial statements contained in the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 1995 (the "Company 10-Q"). More comprehensive financial information is included in the Company 10-K, the Company 10-Q and other documents filed by the Company with the Securities and Exchange Commission (the "Commission"). The financial information that follows is qualified in its entirety by reference to the Company 10-K, the Company 10-Q and such other documents and all the financial information and related notes contained therein. Copies of the Company 10-K and the Company 10-Q may be examined at or obtained from the Commission in the manner set forth below.

                                  CIMCO, INC.
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED APRIL 30
                                                              -----------------------------  SIX MONTHS ENDED
                                                                 1995       1994     1993    OCTOBER 31, 1995
                                                              ----------   -------  -------  ----------------
                                                                                               (UNAUDITED)
SUMMARY OF EARNINGS DATA:
  Net sales.................................................  $83,231      $73,880  $76,887     $55,119
  Operating profit (loss)...................................   (1,047)      (1,162)   2,942         422
  Other expenses, net.......................................    1,181          674      846      --
  Earnings (loss) before provision (benefit) for income
   taxes....................................................   (2,228)      (1,836)   2,096        (294)
  Net income (loss).........................................   (1,548)      (1,214)   1,476        (203)
  Earnings (loss) per share -- primary......................  $ (0.52)     $ (0.41) $  0.50     $  (.07)
BALANCE SHEET DATA: (1)
  Working capital...........................................  $(1,456)     $12,867  $10,417     $(1,543)
  Plant, property and equipment, net........................   25,869       27,489   22,771      26,465
  Total assets..............................................   58,583       56,648   49,348      65,400
  Long-term debt (net)......................................       --(2)    13,536    5,719          --(3)
  Stockholders' equity......................................   25,315       27,107   28,208      25,269

------------------------
(1) At period end.

(2) Working capital has been reduced by $12.1 million due to a reclassification of long-term debt.

(3) Working capital has been reduced by $8.8 million due to a reclassification of long-term debt.

    AVAILABLE INFORMATION. The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be described in periodic statements filed with the Commission. These reports and other information, including the Company 10-K included as an exhibit to the Company's Solicitation/Recommendation Statement on
Schedule 14D-9, should be available for inspection and copying at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 75 Park Place, New York, New York 10007 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees, from the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549.

    The above information concerning the Company has been taken from or based upon the Company 10-K and other publicly available documents on file with the Commission and other publicly available information. Although neither the
Purchaser nor the Parent has any knowledge that would indicate that such information contained herein based upon such documents is untrue, neither the Purchaser nor the Parent takes any responsibility for, or makes any representation with respect to, the accuracy or completeness of the information contained in such documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information, but which are unknown to the Purchaser or the Parent.

    In the course of the discussions between representatives of the Parent and the Company (see Section 10) certain projections of the future operating performance of Compounding Technology, Inc. ("CTI"), a California corporation and a wholly owned subsidiary of the Company, were furnished to the

Parent's representatives, including projections that (i) gross sales for CTI for fiscal years 1995 through 1997 would be $45 million, $54 million and $65 million, respectively (compared to gross sales of approximately $24 million in fiscal year 1992, $33 million in fiscal year 1993 and $35.5 million in fiscal year 1994) and (ii) operating profits for CTI for fiscal years 1995 through 1997 would be approximately $3.8 million, $5.9 million and $7.3 million, respectively (compared to operating profits of $2.5 million in fiscal year 1992, $3.3 million in fiscal year 1993 and $2.7 million in fiscal year 1994).

    These projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections. The Company and CTI do not as a matter of course make public projections as to future sales or operating performance, and such projected information is included in this Offer to Purchase only because the information was provided to the Parent. None of the Parent, the Purchaser or the Company, or any of their financial advisors or the Dealer Manager assumes any responsibility for the accuracy of these projections. These projections are based upon a variety of assumptions relating to the business of CTI which may not be realized and are subject to significant uncertainties and contingencies, many of which are beyond the control of the Company and CTI. There can be no assurance that these projections will be realized, and actual results may vary materially from those shown. These projections relate solely to CTI, as a separate subsidiary, and do not reflect the projected operating performance of the Company as a whole.

    8. CERTAIN INFORMATION CONCERNING THE PURCHASER AND THE PARENT. The Purchaser was formed as a Delaware corporation in 1977 and is a wholly owned subsidiary of the Parent. The Purchaser was originally a general partner in H-G Coal Company, a Delaware general partnership, which mined and shipped coal from a Colorado surface mine. In the mid-1980s H-G Coal Company was wound up and its assets were liquidated. The Purchaser has been idle since that time. As a result, until immediately prior to the time the Purchaser purchases Shares pursuant to the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in activities other than those incident to the transactions contemplated by the Offer. Because the Purchaser has minimal assets and capitalization, no meaningful financial information regarding the Purchaser is available.

    The Parent is a Delaware corporation organized in 1927. Its primary businesses are rubber and plastics compounding, production of color and additives concentrates and distribution of plastic resins and engineered plastic shapes.

    The name, citizenship, business address, principal occupation or employment and five year employment history of each of the directors and executive officers of the Purchaser and the Parent are set forth in Schedule I hereto. The principal executive offices of the Parent and the Purchaser are located at Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304.

    Set forth below is a summary of certain consolidated financial information with respect to the Parent and its consolidated subsidiaries excerpted or derived from the information contained in, or incorporated by reference into, the Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "Parent 10-K") and the Parent's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995 (the "Parent 10-Q"). More comprehensive financial information is included in, or incorporated by reference into, the Parent 10-K, the Parent 10-Q and other documents filed by the Parent with the Commission, and the financial information summary set forth below is qualified in its entirety by reference to the Parent 10-K, the Parent 10-Q and such other documents and all the financial information and related notes contained therein.

                               M.A. HANNA COMPANY
                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   NINE MONTHS
                                                                    YEAR ENDED DECEMBER 31            ENDED
                                                              ----------------------------------  -------------
                                                                 1994        1993        1992     SEPTEMBER 30,
                                                              ----------  ----------  ----------      1995
                                                                                                  -------------
                                                                                                   (UNAUDITED)
SUMMARY OF OPERATIONS:
  Net sales.................................................  $1,719,356  $1,412,071  $1,188,541   $1,440,145
  Cost of goods sold........................................   1,393,036   1,146,191     961,925    1,174,532
  Selling, general and administrative.......................     213,318     179,228     152,366      164,599
  Amortization of intangibles...............................      12,458      12,006      11,069       10,473
  Interest on debt..........................................      28,549      32,258      32,509       20,295
  Other income..............................................      (4,066)     (5,016)     (5,250)     (13,322)
  Other expense.............................................       9,839       9,750       8,917        5,829
  Income from continuing operations before income taxes,
   extraordinary charge and cumulative effect of changes in
   accounting principles....................................      62,222      37,654      27,005       77,739
  Income taxes..............................................      29,218      16,357       8,819       33,054
  Income from continuing operations before extraordinary
   charge and cumulative effect of changes in accounting
   principles...............................................      37,004      21,297      18,186       44,685
  Income (loss) from discontinued
   operations...............................................       9,970     (19,279)     12,304       45,337
  Extraordinary charge......................................      (3,680)     --          --          --
  Net income................................................      43,294       2,018      19,025       90,022
  Per share of common stock
    Income from continuing operations.......................  $     1.20  $     0.69  $     0.63   $     1.43
    Net income..............................................        1.40        0.07        0.66         2.89
    Dividends paid..........................................        0.51        0.48        0.44        0.405
  Cash dividends paid on common stock.......................      15,688      14,003      12,630       12,522
BALANCE SHEET DATA: (1)
  Current assets............................................  $  565,615  $  405,782  $  416,739   $  606,540
  Current liabilities.......................................     337,491     259,680     229,327      360,828
  Working capital...........................................     228,124     146,102     187,412      245,712
  Property, plant and equipment --
   net......................................................     204,135     184,296     195,117      224,566
  Other assets..............................................     445,410     438,628     440,873      427,992
  Net long-term assets of discontinued operations...........      --          94,904      99,836      --
  Other liabilities.........................................    (173,888)   (176,422)   (174,558)    (171,719)
  Long-term debt............................................    (288,869)   (322,052)   (350,737)    (231,859)
  Total stockholders' equity................................  $  414,912  $  365,456  $  397,943   $  494,692

--------------------------

(1) At period end.

    The Parent is subject to the informational filing requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Parent's directors and officers, their remuneration, options granted to them, the principal holders of the Parent's securities and any material interest of such persons in transactions with the Parent is required to be described in periodic statements filed with the Commission. Such reports and other information, including the Parent 10-K and the Parent 10-Q, may be inspected and copies may be obtained from the offices of the Commission in the same manner as set forth in Section 7.

    Except as set forth in this Offer to Purchase, none of the Parent, the Purchaser or any of their affiliates (collectively the "Purchaser Entities"), or, to the best knowledge of any of the Purchaser Entities, any of the persons listed on Schedule I, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, none of the Purchaser Entities, or, to the best knowledge of any of the Purchaser Entities, any of the persons listed on Schedule I, has had, since May 1, 1992, any transactions with the Company or any of its executive officers, directors or affiliates that would require reporting under the rules of the Commission. Except as set forth in this Offer to Purchase, since May 1, 1992, there have been no contacts, negotiations or transactions between the Purchaser Entities, or their respective subsidiaries or, to the best knowledge of any of the Purchaser Entities, any of the persons listed on Schedule I, and the Company or its affiliates, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets. None of the Purchaser Entities or, to the best knowledge of any of the Purchaser Entities, any of the persons listed on Schedule I, beneficially owns any Shares or has effected any transactions in the Shares in the past 60 days.

    9. SOURCE AND AMOUNT OF FUNDS. The total amount of funds required by the Purchaser to acquire all outstanding Shares pursuant to the Offer and the Merger, to consummate the transactions contemplated by the Merger Agreement, and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $35,000,000, which includes estimated expenses of $750,000. These funds are expected to be provided to the Purchaser in the form of capital contributions or advances made by the Parent. The Parent plans to obtain the funds for such capital contributions or advances from its available cash and working capital. The Purchaser has not conditioned the Offer on obtaining financing.

    The Credit Agreement dated as of February 1, 1995, as amended, between the Company and Wells Fargo Bank, National Association ("Wells Fargo"), provides, among other things, that the Company is not permitted to merge into any other entity without the prior written consent of Wells Fargo and that any change in ownership during the term of the Credit Agreement of an aggregate of 25% or more of the Shares constitutes an event of default under the Credit Agreement. In addition, certain transfers of the Shares cause an event of default under the promissory note dated as of August 24, 1995 executed by the Company in favor of Wells Fargo in the original principal amount of $1,800,000 (the "Bridge Note") and certain defaults under the Credit Agreement and/or the Bridge Note may also cause an event of default under the Pledge Agreement, dated as of August 24, 1995, executed by the Company in favor of Wells Fargo (the "Pledge Agreement").

    On December 19, 1995, Wells Fargo executed an agreement with the Company, CTI and Medical Molding Corporation of America ("MMCA")pursuant to which Wells Fargo agreed to waive its right to declare a default or breach under the Credit Agreement, the Bridge Note and the Pledge Agreement due to the transfers of the Shares or the Merger effective upon the timely satisfaction of certain conditions. On December 22, 1995, (i) the Company and Wells Fargo executed the Fourth Amendment to Credit Documents to, among other things, accelerate the maturity of certain promissory notes made by the Company in favor of Wells Fargo and waive compliance with certain financial covenants in the Credit

Agreement through April 30, 1996 and (ii) Wells Fargo and Mesa Leasing Company ("Mesa"), a general partnership comprised of the Company and Mr. Gilbert, executed the First Amendment to Promissory Note to accelerate the maturity of a promissory note made by Mesa in favor of Wells Fargo. These amendments satisfied the conditions to Wells Fargo's consent set forth in its December 19, 1995 agreement with the Company, CTI and MMCA and satisfied the condition to the Offer set forth in paragraph (iii)(h) of Section 15.

    10.  BACKGROUND OF THE OFFER;  THE MERGER AGREEMENT; THE STOCKHOLDER  TENDER
AGREEMENT;   THE  CONFIDENTIALITY   AGREEMENT;  APPRAISAL   RIGHTS;  THE  RIGHTS
AGREEMENT.

    BACKGROUND OF OFFER

    In 1991, 1992 and early 1993, the Parent contacted the Company to express its interest in the Company and, in particular, CTI. These inquiries were rebuffed by the Company. However, in late summer 1993, L. Ronald Trepp, the Chief Financial Officer of the Company, contacted the Parent to discuss the potential of a strategic relationship between the Company and the Parent.

    In late 1993, operations and financial personnel of the Company and the Parent met to discuss strategic objectives of CTI and the Parent's plastics compounding business and the potential acquisition of CTI by the Parent.

    In September 1994, at a meeting attended by Russell T. Gilbert, the President and Chief Executive Officer of the Company, and Martin D. Walker, the Chairman and Chief Executive Officer of the Parent, the Parent and the Company discussed and evaluated the possibility of a joint venture involving the Company and the Parent or an acquisition of CTI by the Parent.

    In October and November 1994, certain operations and financial personnel of the two companies met to tour CTI's facilities in Charlotte, North Carolina, Corona, California and Singapore as well as discuss CTI's business and its long term plans in Asia.

    On December 15 and 16, 1994, the Parent and the Company and their respective financial and legal advisors met to develop a proposal for the Parent to acquire CTI, which proposal would then be presented to Mr. Gilbert. However, the parties could not agree on the terms of such a proposal, including the price.

    In February 1995, the Parent submitted a proposal to the Company to acquire CTI for $12 million in cash. The Company rejected this offer.

    On July 19, 1995, Mr. Walker sent a letter on behalf of the Parent to Mr. Gilbert expressing the Parent's interest in acquiring CTI for a price of $18.5 million in cash. Mr. Walker indicated in the letter that the Parent would consider as an alternative the acquisition of the Company for cash or stock with a subsequent spinoff of the Company's molding division.

    On August 9, 1995, in response to several unsolicited inquiries by persons other than the Parent, the Company issued a press release announcing that the Board had retained PaineWebber to assist the Board in reviewing and evaluating the inquiries.

    On August 10, 1995, Mr. Walker, on behalf of the Parent, sent the following letter to the Board outlining the terms and conditions pursuant to which the Parent and an entity unaffiliated with the Parent would acquire the Company:

August 10, 1995
The Board of Directors
CIMCO, Inc.
265 Briggs Avenue
Costa Mesa, CA 92626-4555

Gentlemen:

    This letter will set forth the terms and conditions pursuant to which M. A. Hanna Company ("Hanna") and [an unaffiliated third party] intend to acquire CIMCO, Inc.

    1. Subject to the conditions set forth in this letter, Hanna will acquire all of the outstanding stock of CIMCO, Inc., for an aggregate purchase price of $43.0 million, of which $25.0 million will be used to acquire the outstanding equity and $18.0 million will be allocated to the assumption of outstanding third party debt. The price will be payable at the election of the CIMCO Board of Directors wholly in cash or wholly in shares of Hanna Common Stock at $28.00 per Hanna share.

    Following the Hanna acquisition of the CIMCO stock, Hanna will immediately sell the CIMCO assets and subsidiaries not related to the Compounding Technology, Inc. ("Compounding") business to an entity designated by [the unaffiliated third party] for $24.0 million in consideration consisting of $6.0 million in cash and approximately $18.0 million in debt assumption, of which approximately $11.0 million is bank debt, $5.0 million is Industrial Development Revenue Bond obligations of CIMCO and $2.1 million is a real estate mortgage on the plant in Costa Mesa. It is anticipated that [the unaffiliated third party] will own a majority equity interest in the designated purchasing entity and that Mr. Russell T. Gilbert will be offered an opportunity to own a minority equity interest and to enter into certain employment arrangements with the entity. In the event of a Hanna acquisition of CIMCO for Hanna Common Stock, rather than cash, it is anticipated that Mr. Gilbert will be offered an opportunity to take out a $1.5 million loan in order to invest in the new entity, said loan to be secured by a pledge of Hanna Common Stock.

    2. If the Board of CIMCO accepts this letter of intent, Hanna and [the unaffiliated third party] will conduct due diligence investigations of CIMCO and its businesses. To this end, Hanna and [the unaffiliated third party] accompanied by CIMCO executives would visit Hewlett Packard and 3M to review the contractual relationships with CIMCO and Compounding; Hanna and [the unaffiliated third party] would conduct financial, supplier and legal due diligence investigations and Phase I environmental audits of all facilities to be purchased; Hanna would investigate Compounding's new French facility; and Hanna would prepare and deliver to CIMCO a definitive Purchase Agreement containing provisions that are customary in transactions of this nature.

    3. At the conclusion of the three-week period the parties would promptly negotiate the definitive Purchase Agreement and submit the transaction to their respective Boards of Directors for approval. CIMCO will redeem all of the Rights issued under its Shareholders Rights Plan.

    4. CIMCO will work exclusively with Hanna and [the unaffiliated third party] on the transactions described herein and will not directly or indirectly encourage, invite, pursue or take any action to facilitate other offers to purchase any capital stock of CIMCO or any of its assets or subsidiaries or effect any other business combination. In the event CIMCO shall receive such an offer, it will immediately notify Hanna and [the unaffiliated third party]. CIMCO also agrees that if during a period of one year from the date of the acceptance of this letter any capital stock of CIMCO or any of its assets or subsidiaries or any assets of its subsidiaries are sold to a third party, CIMCO or its successor will pay Hanna and [the unaffiliated third party] an aggregate fee of 3% of the total value of each third party transaction in cash, to be divided equally between Hanna and [the unaffiliated third party], and reimburse their out-of-pocket expenditures incurred in connection with the transactions proposed in this letter.

    5. From and after the date of receipt of this letter, CIMCO agrees to conduct its business in the ordinary course consistent with past practice.

    6. CIMCO will not make any press release, announcement, report, disclosure or filing with respect to the transactions described in this letter without the prior written consent of Hanna and [the unaffiliated third party] except as required by law based on the advice of counsel.

    7. Consummation of the transactions described in this letter is subject among other things to satisfactory completion of the due diligence investigations by Hanna and [the unaffiliated third party]; the approval of the Hanna acquisition of CIMCO and the subsequent sale of assets and assignment of debt to the entity designated by [the unaffiliated third party] by the Hanna and [the unaffiliated third party] Boards of Directors; approval by governmental agencies and regulatory authorities; and the negotiation, execution and delivery of the definitive Purchase Agreement and the definitive sale agreement between Hanna and the purchasing entity designated by [the unaffiliated third party].

    8. We understand that the CIMCO Board will meet on August 12, 1995. We are willing to meet with the full Board or a committee of your Board to discuss the transactions described in this letter further and answer any questions you may have. Our desire is to pursue a negotiated business combination and work amicably with you.

    9. It is the intention of Hanna and [the unaffiliated third party], and by signing this letter CIMCO acknowledges that it is CIMCO's intention as well, that this letter and any actions of the parties with respect hereto, NOT be deemed to constitute legally binding obligations except with respect to the matters described in paragraphs 4, 5 and 6 above, or an obligation or commitment to enter into any definitive agreements. Any legal obligation binding upon the parties hereto with respect to the transactions described in this letter, except with respect to paragraphs 4, 5 and 6 above, is subject to, and shall exist only upon, the due execution and delivery of the definitive agreements with respect to such transactions, and all obligations and rights of the parties hereto (except as aforesaid) shall be governed by such agreements.

    Your signature below shall indicate your intentions and obligations with respect to the matters discussed above; please return a fully signed copy to each of us. If we have not received the fully signed copies by 5:00 p.m. EDST on Wednesday, August 16, 1995, the intentions stated in this letter shall be null and void, and we shall consider other alternatives. We look forward to working with you.

Very truly yours,

M. A. HANNA COMPANY                           [UNAFFILIATED THIRD PARTY]

/s/ Martin D. Walker                          /s/ XXXXXXX
-------------------------------------------   -------------------------------------------
Martin D. Walker                              XXXXXXX
Chairman and Chief Executive Officer          President

Accepted this ___ day of
August, 1995

CIMCO, Inc.

-------------------------------------------
Title

    The foregoing letter was not signed by the Company.

    On August 22 through August 24, 1995, operations, financial and legal personnel of the Parent conducted a due diligence review of the facilities of the Company and its subsidiaries. The review was undertaken to identify the major risks and opportunities involved in an acquisition of CTI or the Company and to assist the Parent in valuing CTI's business.

    On August 25, 1995, Mr. Walker sent a letter to the Board presenting the Parent's offer to purchase CTI for $25,000,000 in cash or, in the alternative, purchase the Company for $22,500,000 plus an amount equal to the cash purchase price paid for all of the Company's non-CTI assets and the assumption of certain of the Company's indebtedness by a third party selected by the Board. In this letter, Mr. Walker reiterated the Parent's desire to acquire and retain only the business and assets of CTI and indicated that the Parent's offer for the Company as a whole was an accomodation to the Company. The purchase price for the Company as a whole reflected the Parent's exposure to certain contingent liabilities unrelated to CTI. The letter provided that this offer expired August 30, 1995. This offer was not acted upon by the Company.

    On September 20, 1995, Mr. Gilbert, on his own behalf, sent a letter to Mr. Walker expressing his desire to partner with the Parent in its acquisition of the Company and his subsequent acquisition of the Company's molding division. In the letter Mr. Gilbert indicated that he and his partner or partners, acting in concert, would acquire all of the assets of the Company other than CTI for $18,000,000, consisting of $6,200,000 in cash and $11,800,000 in assumed liabilities.

    On October 2, 1995, Mr. Gilbert, on his own behalf, sent a letter to the Board setting forth the terms and conditions of his proposed acquisition of the Company's molding business. The terms of Mr. Gilbert's offer to the Board differed from the terms presented in his September 20, 1995 letter to Mr. Walker in that the $18,000,000 purchase price for the Company's molding business consisted of $4,100,000 in cash and $13,900,000 in assumed liabilities. Mr. Gilbert's letter stated that his offer expired October 6, 1995.

    On October 3, 1995, Mr. Walker sent a letter to the Board presenting the Parent's offer to purchase CTI for $32,000,000 in cash, subject to satisfaction of certain conditions, including satisfactory completion of the Parent's due diligence investigation of CTI and receipt of CTI's actual results of operations for August and September 1995 and preliminary results of operations for October 1995 supporting the projections previously provided by CTI to the Parent. The letter provided that this offer would expire on October 6, 1995.

    On October 5, 1995, Mr. Gilbert, on behalf of the Company, sent a letter to Mr. Walker acknowledging the Parent's October 3, 1995 letter of intent and requesting an extension of the offer contained therein until October 10, 1995. The Parent agreed to extend its offer until October 10, 1995 by letter dated October 6, 1995 to the Board. This offer was not acted upon by the Company.

    On October 11, 1995, Mr. Walker received letters from Mr. Gilbert and an unaffiliated third party discussing their respective interest in the Company's molding business. The unaffiliated third party stated that it believed the value range of the Company's molding business was $7,000,000 to $10,000,000. Mr. Gilbert revised his October 2, 1995 offer for the Company's molding business by providing two alternative acquisition proposals, each subject to certain terms and conditions. Mr. Gilbert's letter provided that his offer would expire on October 20, 1995 and stated that his offer was considerably higher than other offers and met the fairness criteria set forth by PaineWebber, the investment bank retained by the Company.

    On October 18, 1995, Mr. Walker received a letter from PaineWebber inviting the Parent to submit an offer to acquire the common stock of the Company. The letter provided that offers had to be received by PaineWebber by 5:00 p.m., California time on October 20, 1995. In addition, Mr. Walker received a letter from Mr. Gilbert dated October 18, 1995, enclosing a copy of Mr. Gilbert's October 7, 1995 letter to the Board, which included Mr. Gilbert's views of the value of the assets of the Company's molding business if the molding business was liquidated. The Parent had previously analyzed and discussed with Mr Gilbert the feasibility of selling the Company's molding business or liquidating its assets after the Merger.

    On October 20, 1995, the Parent sent a letter to the Board offering to acquire all of the capital stock of the Company for $9.25 per share, subject to certain terms and conditions. The letter provided the Parent's offer expired on October 24, 1995.

    Also on  October 20,  1995, Mr.  Walker  sent the  following letter  to  Mr.
Gilbert:

M.A. Hanna Company
October 20, 1995
PERSONAL AND CONFIDENTIAL
Mr. Russell T. Gilbert
265 Briggs Avenue
Costa Mesa, CA 92626-4555

Dear Russ:

    You as a potential purchaser of CIMCO's components businesses have requested that Hanna confirm its intentions with respect to CIMCO's components businesses if Hanna completes the acquisition of CIMCO.

    As we have advised you, for strategic and other reasons Hanna intends to sell or liquidate the components businesses promptly after completing the acquisition. While we have not played a role in PaineWebber's auction of the components businesses, we understand that your current offer represents more value for CIMCO than any of the purchase or liquidation alternatives presented to the CIMCO Board, although we have not reviewed these alternatives in any depth. Assuming that this state of facts (including your current offer price) prevails after we complete our purchase of CIMCO, we would be willing to enter into an agreement to sell the components businesses to you subject to substantiation of your financing and negotiation and execution of the definitive documentation.

Very truly yours,

/s/ Martin D. Walker
-------------------------------------------
Martin D. Walker
Chairman and Chief Executive Officer

    Mr. Gilbert responded to Mr. Walker's October 20, 1995 letter with a letter dated October 20, 1995 discussing the option of liquidating the Company's molding business and the problems associated with that action and indicating that he would consider executing an agreement to tender his Shares in connection with the Offer but only if the Parent and the Purchaser executed a definitive agreement with him relating to his acquisition of the Company's molding business.

    On October 27, 1995, the Parent sent another letter to the Board indicating that the Parent's October 20, 1995 offer had expired but that the Parent would be willing to present a revised offer based on certain assumptions and receipt of certain information (although the $9.25 per share price would not change).

    Between October 27, 1995 and November 2, 1995, the Parent and the Company engaged in discussions regarding the Parent's proposed acquisition of the Company, primarily with respect to price. On November 2, 1995, the Company and the Parent entered into a letter of intent regarding the possible purchase by the Parent of the outstanding Shares at $10.50 per share in cash. The letter of intent provided, among other things, that (i) the Parent and the Company would promptly negotiate a merger agreement, (ii) after approval of the merger agreement by the respective boards of directors of the Parent and the Company, the Parent would make an offer to purchase all outstanding Shares, and (iii) concurrently with the respective boards' approval of the Parent's offer to purchase the Shares, the

Board will approve the Parent's option to acquire in the tender offer the Shares owned by Mr. Gilbert, subject to Mr. Gilbert's exercise of his stock options and the amendment of the Company's rights plan to exclude the Offer and the Merger from its operation. The parties acknowledged that the proposed acquisition of the Shares by the Parent was not contingent on Mr. Gilbert's purchase of the Company's molding division. The letter agreement also provided that the Company would, subject to a customary fiduciary-out provision based on the advice of counsel, (i) work exclusively with the Parent on the transactions contemplated by the letter agreement for a period of 30 days from the date of the letter of intent and (ii) not directly or indirectly encourage, invite, pursue or take any action to facilitate other offers to purchase the Company or any of its subsidiaries or any assets of the Company or any of its subsidiaries or effect any other business combination involving the Company or any of its subsidiaries during such 30-day period. The letter of intent also provided that for a period of one year after the date of the letter of intent the Company would reimburse the Parent for expenses incurred in connection with the transactions proposed in the letter of intent, not to exceed $500,000, if the Company chose an alternative transaction within the year and the Parent had not terminated its participation for a reason other than the fault of the Company. This letter of intent was subsequently amended on December 4, 1995, December 11, 1995 and December 15, 1995 to extend the period of exclusivity provided thereunder.

    On November 8, 1995, the Parent issued a press release announcing a preliminary agreement between the Company and the Parent, pursuant to which the Purchaser would acquire for $10.50 per share all of the outstanding capital stock of the Company, subject to receipt of certain required approvals and execution of definitive documentation. The press release also announced that Mr. Gilbert intended to sell his Shares to the Purchaser on the same terms offered to the Company's other stockholders. In addition, the press release provided that the Parent (i) intended to sell the Company's molding business, (ii) had received an offer from Mr. Gilbert to acquire the molding business, and (iii) had advised Mr. Gilbert that while it intended to sell the molding business to him as a going concern, subject to negotiation of definitive documentation and other conditions, the sale of the molding business to Mr. Gilbert was not a condition to the Purchaser's acquisition of the capital stock of the Company.

    Thereafter, a draft of the Merger Agreement was prepared, distributed and subsequently negotiated by representatives of the Company, the Purchaser and the Parent. On December 6, 1995, the board of directors of the Parent approved the Merger Agreement.

    On December 14, 1995 and December 18, 1995, the Board and the board of directors of the Purchaser, respectively, approved the Merger Agreement. Thereafter, the Purchaser, the Parent and the Company executed and delivered the Merger Agreement and Mr. Gilbert executed and delivered the Seller Stockholder Agreement.

    Concurrent with the execution and delivery of the Merger Agreement and the Seller Stockholder Tender Agreement, Mr. Gilbert also executed and delivered to the Company (i) on behalf of Mesa, a letter agreement pursuant to which Mesa acknowledged that the consummation of the Offer and the Merger will not constitute a prohibited assignment under Mesa's lease with the Company dated December 7, 1984, as amended, and (ii) on behalf of himself as a general partner of Mesa, certain letter agreements which provide, among other things, that Mr. Gilbert will provide one-half of the funds necessary to satisfy all of Mesa's outstanding indebtedness and that Mr. Gilbert acknowledges that the consummation of the Offer and the Merger will not cause Mesa to be dissolved.

    THE MERGER AGREEMENT

    The following is a summary of certain provisions of the Merger Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the making of the Offer by the Purchaser. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 15. The Purchaser has agreed that, without the written consent of the Company, no change in the Offer may be made which changes the form of consideration to be paid or decreases the price per Share or the maximum number of Shares sought in the Offer, which imposes conditions to the Offer in addition to the Minimum Condition and those other conditions described in Section 15, which broaden the scope of such conditions, which increases the minimum number of Shares which must be tendered as a condition to the acceptance for payment and payment for the Shares, which waives the Minimum Condition if such waiver would result in less than a majority of the Shares being accepted for payment or paid for pursuant to the Offer, which, except as provided in the Merger Agreement, extends the period of the Offer beyond 45 days after the commencement of the Offer or which otherwise amends the terms of the Offer (including any of the conditions set forth in Section 15) in a manner that is materially adverse to the holders of Shares. In addition to extending the Offer up to 45 days after the commencement of the Offer without the consent of the Company, the Purchaser may, without the consent of the Company, (i) extend the Offer if, at the scheduled expiration date of the Offer, any of the conditions to the Purchaser's obligation to purchase Shares have not been satisfied until such time as such conditions are satisfied, or (ii) extend the Offer for a period of not more than 15 business days beyond the latest expiration date that would otherwise be permitted under clause (i) of this sentence if, on the date of such extension, more than two-thirds but less than 90 percent of Shares have been validly tendered and not properly withdrawn pursuant to the Offer.

    THE MERGER. The Merger Agreement provides that, following the purchase of Shares pursuant to the Offer, the approval of the Merger Agreement by the stockholders of the Company (if required) and the satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company (the "Surviving Corporation"). The Merger shall become effective at such time as a certificate of merger is filed with the Secretary of State of the State of Delaware, or at such later time as is specified in such certificate of merger (the "Effective Time"). As a result of the Merger, all of the properties, rights, privileges and franchises of the Company and the Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

    At the Effective Time, by virtue of the Merger (i) each issued and outstanding Share held in the treasury of the Company, or by the Parent or any wholly owned subsidiary of the Parent shall be cancelled, and no payment shall be made with respect thereto; (ii) each share of common stock of the Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation; and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above and except for Shares held by stockholders exercising appraisal rights pursuant to Section 262 of the DGCL, be converted into the right to receive $10.50 in cash or any higher price per Share that may be paid pursuant to the Offer, without interest.

    The Merger Agreement provides that the Certificate of Incorporation and By-laws of the Company at the Effective Time will be the Certificate of Incorporation and By-laws of the Surviving Corporation. The Merger Agreement also provides that the directors of the Purchaser at the Effective Time will be the directors of the Surviving Corporation and the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

    RECOMMENDATION. The Company represents and warrants in the Merger Agreement that the Board of Directors has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company, (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholder Tender Agreement and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer, the tender of the Shares thereunder and approval and adoption of the Merger Agreement and the Merger by the Company's stockholders. This recommendation of the Board of Directors may be withdrawn, modified or amended if the Board, by a majority vote, determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that such withdrawal, amendment or modification is required by the Board in the proper discharge of its fiduciary duties. Any such withdrawal, modification or amendment may give rise to certain termination rights on the part of the Parent and the Purchaser, as described below.

    INTERIM AGREEMENTS OF THE PARENT, PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, during the period from the date of the Merger Agreement to the Effective Time, the Company will conduct its business and operations only in the ordinary and usual course of business consistent with past practice. Pursuant to the Merger Agreement, without limiting the generality of the foregoing, and except as otherwise expressly provided in the Merger Agreement, prior to the Effective Time, neither the Company nor any of its subsidiaries will, without the prior written consent of the Parent (which consent will not be unreasonably withheld with respect to the incurrence of indebtedness by the Company evidenced by certain promissory notes but excluding all of the Company's other indebtedness to Wells Fargo pursuant to clause (ii)(a) below): (i) amend its charter or by-laws; (ii)(a) create, incur or assume any indebtedness for money borrowed, including obligations in respect of capital leases, except (A) purchase money mortgages granted in connection with past practice, or (B) indebtedness for borrowed money incurred in the ordinary course of business not aggregating in excess of $7 million outstanding at any time under its revolving credit facility provided by the Company's existing Credit Agreement with Wells Fargo as the same may be amended from time to time ("Credit Agreement") reduced by the net proceeds of any sale of assets by the Company or any subsidiary out of the ordinary course of business, PROVIDED that the proceeds of any borrowing are not distributed to the stockholders of the Company; or (b) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; PROVIDED, HOWEVER, that the Company may endorse negotiable instruments in the ordinary course of business consistent with past practice; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Shares; (iv) issue, sell, grant, purchase or redeem, or issue or sell any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe to, or subdivide or in any way reclassify, any Shares, except in any case above pursuant to outstanding stock purchase rights;
(v)(a) increase the aggregate amount of compensation payable or to become payable by the Company to its directors, officers or employees whether by salary or bonus, by more than two percent in the aggregate on an annual basis
(excluding commission-only compensation, the rate of which shall not be increased); or (b) increase the rate or term of, or otherwise alter, any bonus (other than any bonus permitted by clause (v)(a) above), insurance, pension, severance or other employee benefit plan, payment or arrangement made to, for or with any such directors, officers or employees; (vi) enter into any agreement, commitment or transaction (other than certain borrowings described above), except agreements, commitments or transactions in the ordinary course of business consistent with past practice; (vii) sell, transfer, mortgage, pledge, grant any security interest or permit the imposition of any lien or other encumbrance on any asset other than in the ordinary course of business consistent with past practice and except (a) pursuant to the Credit Agreement,
(b) in connection with any permitted purchase money mortgages or (c) for any lien or other encumbrance as to which the Company has a valid defense; (viii) waive any right under certain contracts and other agreements if such waiver would have a Material Adverse Effect (as defined below); (ix) other than as required by any change in generally accepted accounting principles, make any material change in its accounting methods or practices or make any material change in depreciation or amortization policies or rates adopted by it for accounting purposes or, other than normal writedowns or writeoffs consistent with past practices, make any writedowns of inventory or writeoffs of notes or accounts receivable; (x) make any loan or advance to any of its stockholders, officers, directors, employees (other than advances to field sales personnel, vacation advances, relocation advances and travel advances in each case made in the ordinary course of business in a manner consistent with past practice), or make any other loan or advance to any other person or group otherwise than in the ordinary course of business consistent with past practice; (xi) terminate or fail to renew, where such renewal is at the Company's or subsidiary's option, any contract or other agreement (excluding customer leases or contracts), the termination or failure of which to renew would have a Material Adverse Effect;
(xii) enter into any collective bargaining agreement; (xiii) make any addition to or modification of the Company's employee benefits plans; (xiv) take, agree to take or do or, with respect to anything within the Company's or subsidiary's control, knowingly permit to be done or to be taken anything in the conduct of its business which (a) would cause any of the representations of the Company to be or become untrue in any material respect, and (b) would reasonably be expected to have a Material Adverse Effect; provided, however, that nothing in this clause
(xiv) shall affect the generality of any of the conditions set forth in Section 15; or (xv) agree to do any of the foregoing.

    When used in the Merger Agreement, the term "Material Adverse Effect" means a material adverse effect on the business, assets, prospects, financial condition or results of operations of the Company and its subsidiaries considered on a consolidated basis or on the ability of the Company, the Parent or the Purchaser to consummate the transactions contemplated by the Merger Agreement.

    OTHER AGREEMENTS OF THE PARENT, THE PURCHASER AND THE COMPANY. In the Merger Agreement, the Company, its affiliates and their respective officers, directors, employees, representatives and agents have agreed that they shall immediately cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition of all or any material portion of the assets of, or any equity interest in, the Company or any business combination with the Company, subject to certain exceptions. The Company may, directly or indirectly, furnish information and access, in each case only in response to unsolicited requests therefor, to any corporation, partnership, person or other entity or group pursuant to confidentiality agreements that do not prohibit or restrict disclosure of any matter to the Parent other than confidential information regarding any such corporation, partnership, person or other entity or group, and may participate in discussions and negotiate with such entity or group concerning any proposed merger, sale of assets, sale of shares of capital stock, acquisition of Shares other than pursuant to the Offer or the Merger or similar transaction involving the Company or any division of the Company (an "Acquisition Proposal"), only if such entity or group has submitted a written proposal to the Board relating to any such transaction and the Board by a majority vote determines in its good faith judgment, based as to legal matters on the advice of legal counsel, that failing to take such action would constitute a breach of the Board's fiduciary obligations under applicable law. The Board shall promptly advise the Parent orally or in writing of any Acquisition Proposal and any inquiries or developments with respect thereto. Except as set forth above, neither the Company or any of its affiliates, nor any of its or their respective officers, directors, employees, representatives or agents shall, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than the Parent and the Purchaser, any affiliate or associate of the Parent and the Purchaser or any designees of the Parent and Purchaser) concerning any Acquisition Proposal or take any other action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, PROVIDED, HOWEVER, that nothing in the Merger Agreement shall prevent the Board from approving or recommending to the Company's stockholders any unsolicited tender offer or exchange offer by a third party as contemplated by Rules 14d-9 and 14e-2 promulgated under the Exchange Act in the event any unsolicited takeover proposal shall have been made by a third party, if, in the good faith judgment of the Board, based as to legal matters on the advice of legal counsel, that withdrawing or modifying such approval or recommendation is required under applicable law in the proper discharge of its fiduciary duties. Notwithstanding the foregoing, nothing shall prevent the Company from negotiating and executing agreements relating to the sale by the Company of its real estate located in Corona, California as long as
(i) the terms and conditions of any such agreement shall be reasonably acceptable to the Parent and (ii) the proceeds (net of reasonable expenses of the Company relating to such sale) of any such sale are used to reduce the indebtedness of the Company under the revolving credit facility under the Credit Agreement.

    Pursuant to the Merger Agreement, between the date of the Merger Agreement and the Effective Time, the Company will give the Parent and the Purchaser and their authorized representatives reasonable access to all personnel, books, records, plants, offices, and other facilities and properties of the Company and its subsidiaries, will permit the Parent and the Purchaser to make such inspections as the Parent and the Purchaser may reasonably request and will cause the Company's officers to furnish Purchaser with such financial and operating data and other information with respect to the business and properties of the Company and its subsidiaries as Purchaser may from time to time reasonably request.

    The Merger Agreement provides that promptly upon acceptance for payment of, and commencement of payment for such number of Shares which represents at least a majority of the Shares (determined on a fully diluted basis) by the Purchaser, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) and (ii) the percentage that the number of Shares owned by the Purchaser (including Shares accepted for payment) bears to the total number of Shares, and the Company shall cause the Purchaser's designees to be elected or appointed to the Board of Directors, including, without limitation, by increasing the number of directors, and seeking and accepting resignations of its incumbent directors. Notwithstanding the foregoing, the Company has agreed to use its best efforts to ensure that two of the current members of the Board who are not officers, employees or affiliates of the Company or the Parent remain members of the Board until the Purchaser owns a majority of the Shares and thereafter until the Effective Time.

    Pursuant to the Merger Agreement, the Company shall at the Parent's request, cause a meeting of its stockholders (the "Company Stockholder Meeting") to be duly called and held as soon as practicable (provided the Purchaser shall have accepted for payment Shares tendered pursuant to the Offer) for the purposes of voting on the approval and adoption of the Merger Agreement, the Merger and the transactions contemplated thereby.

    The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Stockholder Meeting (the "Proxy Statement") and cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time and obtain the necessary approvals by its stockholders of the Merger Agreement. The Parent has agreed to vote and to cause its affiliates (including, without limitation, the Purchaser) to vote all Shares owned by them in favor of adoption of the Merger Agreement. Notwithstanding the foregoing, in the event that Purchaser acquires at least 90% of the Shares and the Purchaser so requests, the Parent, the Purchaser and the Company will take all actions necessary and appropriate to cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the DGCL.

    The Parent has agreed that all rights to indemnification now existing in favor of the directors and officers of the Company as provided in the Company's by-laws as of the date of the Merger Agreement shall survive the Merger and shall continue in full force and effect for a period of at least five years. The Parent shall not permit the indemnification agreements between the Company and each of the directors and officers that are in existence as of the date of the Merger Agreement to be amended during the term of such indemnification agreements without the consent of the respective parties. For a period of at least five years after the Effective Time, the Purchaser has agreed to indemnify and hold harmless, to the maximum extent permitted by the DGCL, each of the present or former directors and officers of the Company and advance expenses in connection with such indemnification. In addition, the Parent has agreed that for two years after the Effective Time, the Parent will cause the Surviving Corporation to use reasonable efforts to maintain, if available for an annual premium not in excess of $150,000, officers' and directors' liability insurance with respect to acts or omissions occurring prior to the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms no less favorable than those of such policy in effect on the date of the Merger Agreement or at the Effective Time, or if such insurance coverage is not available for an annual premium not in excess of $150,000, to obtain the amount of coverage that is available for an annual premium of $150,000.

    The Merger Agreement provides that the Company, the Purchaser and the Parent will each use their best efforts to consummate the transactions contemplated by the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, without limitation, representations by the Company as to undisclosed liabilities, certain changes or events concerning its businesses, compliance with applicable law, employee benefit plans, litigation and environmental liabilities. In addition, the Company represented to the Parent and the Purchaser that the Board, at a meeting duly called and held, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company, and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and the Stockholder Tender Agreement and the transactions contemplated thereby in all respects and that such approval constitutes approval of the Offer, the Merger Agreement, the Merger and the Stockholder Tender Agreement and the transactions contemplated thereby for purposes of Article EIGHTH of the Certificate of Incorporation of the Company and Section 203 of the DGCL and similar statutes of other states that might be deemed applicable.

    CONDITIONS TO THE MERGER. The obligations of each of the Parent, the Purchaser and the Company to effect the Merger are subject to the satisfaction of certain conditions, including (i) the Purchaser shall have accepted for payment Shares tendered pursuant to the Offer; (ii) the Merger Agreement shall have been adopted by the requisite vote, if any is required, of the stockholders of the Company in accordance with applicable law; (iii) no order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been enacted, entered, issued, promulgated or enforced by any court or governmental authority which prohibits or restricts the consummation of the Merger; and (iv) any waiting period applicable to the Merger under the HSR Act shall have terminated or expired. The obligation of the Purchaser and the Parent to effect the Merger is further subject to satisfaction of the conditions, unless waived by the Parent, that (i) the Company shall have performed and complied in all material respects with (a) the agreements and obligations contained in Section 1.03 of the Merger Agreement and (b) the agreements and obligations contained in the Merger Agreement (other than in Section 1.03) required to be performed and complied with by it at or prior to the Effective Time, except where the failure to have performed and complied is not reasonably expected to have a Material Adverse Effect, (ii) all outstanding stock options of the Company shall have been surrendered to the Company as provided in the Merger Agreement and cancelled by the Company, and (iii) the Parent shall have received a comfort letter, in form and substance reasonably requested by the Parent, from Grant Thornton or another nationally recognized public accounting firm regarding the updating of the Company's most recent financial statements. The obligation of the Company to effect the Merger is further subject to the Parent and the Purchaser having performed and complied in all material respects with the agreements and obligations contained in the Merger Agreement required to be performed and complied with by each of them at or prior to the Effective Time, except where the failure to have so performed or complied is not reasonably expected to have a material adverse effect on the ability of the Parent or the Purchaser to consummate the transactions contemplated by the Merger Agreement.

    TERMINATION. The Merger Agreement may be terminated and the Offer (if the Purchaser has not accepted Shares for payment) and the Merger may be abandoned at any time prior to the Effective Time: (i) by mutual written consent of the Parent, the Purchaser and the Company; (ii) by the Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment of and payment for the Shares and such order, decree, ruling or other action shall have become nonappealable; (iii) by the Parent and the Purchaser if, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Section 15, the Purchaser shall have (a) failed to commence the Offer within five business days following the initial public announcement of the Offer, (b) terminated the Offer or allowed the Offer to expire without the purchase of any Shares thereunder, or (c) failed to pay for Shares pursuant to the Offer within 75 days following the commencement of the Offer; (iv) by the Company if (a) there shall not have been a material breach of any representation, warranty, covenant or agreement on the part of the Company which would entitle the Parent or the Purchaser to terminate the Merger Agreement pursuant to clause (v) of this paragraph and, due to an occurrence or circumstance which would result in a failure to satisfy any of the conditions set forth in Section 15, the Purchaser shall have (A) failed to commence the Offer within five business days following the initial public announcement of the Offer, (B) terminated the Offer or allowed the Offer to expire without the purchase of any

Shares thereunder, or (C) failed to pay for Shares pursuant to the Offer within 75 days following the commencement of the Offer, or (b) prior to the purchase of Shares pursuant to the Offer, a corporation, partnership, person or other entity or group shall have made a bona fide offer with respect to an Acquisition Proposal that the Board by a majority vote, determines in its good faith judgment and in the discharge of its fiduciary duties, based as to legal matters on the advice of legal counsel and as to financial matters on the written opinion of an investment banking firm of national reputation, is more favorable to the Company's stockholders than the Offer and the Merger and that the failure to terminate the Merger Agreement and accept such offer would be inconsistent with the proper exercise of the Board's fiduciary duties, provided that such termination under this clause (b) shall not be effective until payment of the Termination Fee (as defined below); (v) by the Parent and the Purchaser prior to the purchase of Shares pursuant to the Offer if (a) there shall have been a breach of any representation or warranty on the part of the Company having a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (b) there shall have been a breach of any covenant or agreement on the part of the Company resulting in a Material Adverse Effect on the Company or materially adversely affecting (or materially delaying) the consummation of the Offer, (c) the Company shall engage in negotiations with any entity or group (other than the Parent or the Purchaser) that has proposed a Third Party Acquisition (as defined below), (d) the Board shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer, or shall have adopted any resolution to effect any of the foregoing, or (e) a majority of Shares on a fully diluted basis shall not have been tendered in the Offer by the expiration date of the Offer and on or prior to such date an entity or group (other than the Parent or the Purchaser) shall have made and not withdrawn a proposal with respect to a Third Party Acquisition; or (vi) by the Company if (a) there shall have been a breach of any representation or warranty on the part of the Parent or the Purchaser which materially adversely affects (or materially delays) the consummation of the Offer, or (b) there shall have been a material breach of any covenant or agreement on the part of the Parent or the Purchaser and which materially adversely affects (or materially delays) the consummation of the Offer.

    TERMINATION FEE AND EXPENSES. In the event the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (iii) of the preceding paragraph (other than any termination based upon the failure to satisfy clause
(iii)(d) of Section 15 below) or clause (v)(a) of the preceding paragraph, or the Company terminates the Merger Agreement pursuant to clause (iv)(a) of the preceding paragraph, or in the event that the Merger Agreement is terminated in the manner described in clause (ii) of the preceding paragraph, the Company shall reimburse the Parent, the Purchaser and their affiliates (not later than one business day after submission of statements therefor) for all actual documented out-of-pocket fees and expenses, not to exceed $750,000, actually and reasonably incurred by any of them or on their behalf in connection with the Offer and the Merger and the consummation of all transactions contemplated by the Merger Agreement (including, without limitation, attorneys' fees, fees payable to financing sources, investment bankers, counsel to any of the foregoing, and accountants and filing fees and printing costs). In the event the Company terminates the Merger Agreement pursuant to clause (iv)(b) of the preceding paragraph or in the event the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (v)(b), (c), (d) or (e), the Company shall pay to the Purchaser the amount of $1,400,000 (the "Termination Fee") as liquidated damages immediately upon such termination as well as all amounts to which the Parent and the Purchaser would be entitled pursuant to the immediately preceding sentence; provided, however, that if the Parent and the Purchaser terminate the Merger Agreement pursuant to clause (v)(c) of the preceding paragraph, the Company shall pay to the Purchaser the amount of $700,000 as liquidated damages immediately upon such a termination (as well as all amounts to which the Parent and the Purchaser would be entitled to pursuant to the first sentence of this section), and if within 12 months thereafter the Company enters into an agreement with respect to a Third Party Acquisition (as defined below), or a Third Party Acquisition occurs, the Company shall pay to the Purchaser the amount of $700,000 within one business day following the execution of such an agreement on such occurrence, as the case may be; provided, however, that the Parent and the Purchaser will only be entitled to recover only on $1,400,000 payment or two $700,000 payments of liquidated damages even if the Merger Agreement is terminated under more than one of the provisions in clause (iv)(b) or clause (v) described above.

    "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger or otherwise by any person (which includes a "person" as such term is defined in Section 13(d) (3) of the Exchange Act) or entity other than the Parent, the Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of more than 30% of the total assets of the Company; (iii) the acquisition by a Third Party of 30% or more of the Shares; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company of more than 20% of the Shares.

    Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement and abandonment of the Offer and the Merger, the Merger Agreement will become void and have no effect, without any liability on the part of any party or its affiliates, directors, officers or stockholders, provided that a party will not be relieved from liability for any damages arising out of any wilful or intentional breach of the Merger Agreement or from their obligations with respect to brokers and finders, the Termination Fee, expenses of the parties and confidentiality of information.

    COSTS AND EXPENSES. Except as discussed above, the Merger Agreement provides that all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party incurring such costs and expenses.

    AMENDMENTS AND MODIFICATIONS. Subject to applicable law, at any time prior to the Effective Time, the Merger Agreement may be amended, modified or supplemented by a written agreement of the Parent (for itself and the Purchaser) and the Company executed by duly authorized officers of the respective parties except that after the earlier of (i) the purchase by the Purchaser of a majority of the Shares on a fully diluted basis, and (ii) the meeting of the stockholders of the Company to approve the Merger, the price per Share to be paid pursuant to the Merger Agreement to the holders of Shares may not be decreased and the form of consideration to be received by the holders of such Shares in the Merger may not be altered without approval of such holders.

    THE STOCKHOLDER TENDER AGREEMENT

    Concurrently with the execution of the Merger Agreement, the Purchaser entered into a Stockholder Tender Agreement with the Seller Stockholder. The Seller Stockholder owns 539,734 Shares (representing approximately 16.6% of the Shares outstanding on December 18, 1995 on a fully diluted basis). Pursuant to the Stockholder Tender Agreement, the Seller Stockholder has agreed to tender and sell (and not withdraw) all Shares owned by him to the Purchaser pursuant to and in accordance with the terms of the Offer. Except with respect to the Seller Stockholder Fee (as described below) and the representations and warranties of the Seller Stockholder, the Stockholder Tender Agreement remains in effect until the earlier to occur of the following (i) the Seller Stockholder's Shares are purchased in accordance with the terms of the Offer, (ii) the Merger Agreement is terminated and (iii) March 31, 1996.

    During the term of the Stockholder Tender Agreement, the Seller Stockholder will not, except pursuant to the terms of the Offer, (i) offer to sell, sell, pledge or otherwise dispose of or transfer any interest in or encumber with any lien any of the Shares, (ii) acquire any shares of Common Stock or other securities (except for additional shares of Common Stock or securities issued as a result of a stock dividend, stock split, recapitalization or similar event and any such additional shares of Common Stock or securities will constitute Shares), including, without limitation, by exercising any options, (iii) deposit the Shares into a voting trust or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares or (iv) enter into any contract, option or other arrangement or undertaking with respect to the sale, assignment or other disposition of or transfer of any interest in or the voting of any Shares or any other securities of the Company. In addition, the Seller Stockholder agrees to comply with the requirements of Section 6.12 of the Merger Agreement, which provides, among other things, that such Seller Stockholder will not, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to any corporation, partnership, person or other entity or group (other than the Purchaser and the Parent and their affiliates and associates) concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company, or take any action to facilitate the making of a proposal that constitutes or could reasonably be expected to lead to an acquisition proposal.

    The Seller Stockholder appoints the Purchaser, or its nominee, during the term of the Stockholder Tender Agreement, as his proxy to vote each of his Shares at any annual, special or adjourned meeting of the stockholders of the Company, including the right to sign his name (as stockholder) to any consent, certificate or other document relating to the Company which the laws of the State of Delaware may require or permit: (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the terms thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement): (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (b) a sale, lease or transfer of a material amount of assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; and (c)(A) any change in a majority of the persons who constitute the Board of Directors as of the date hereof; (B) any change in the present capitalization of the Company or any amendment of the Company's
Certificate of Incorporation or By-Laws, as amended to date; (C) any other material change in the Company's corporate structure or business; or (D) any other action which, in the case of each of the matters referred to in clauses
(c)(A), (B), (C) and (D), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the Merger and the other transactions contemplated by the Merger Agreement and the Seller Stockholder Agreement. The proxy and power of attorney provided for in the Seller Stockholder Agreement is irrevocable and, pursuant thereto, the Seller Stockholder revoked all other proxies with respect to the Shares that he may have heretofore made or granted.

    The Stockholder Tender Agreement provides that the Seller Stockholder agrees to pay to the Purchaser a fee ("Seller Stockholder Fee") if, as provided below, the Merger Agreement is terminated and the Seller Stockholder subsequently sells or otherwise disposes of his Shares in a Subsequent Transaction (as defined below). Specifically, a Seller Stockholder Fee is payable by the Seller Stockholder to the Purchaser if: (i) the Parent and the Purchaser or the Company terminate the Merger Agreement in accordance with its terms (other than a termination (a) by the Company because of a breach by the Purchaser or the Parent of any of their respective covenants, agreements, representations or warranties contained in the Merger Agreement which materially adversely affects (or materially delays) the consummation of the Offer, (b) by the Parent and the Purchaser or the Company if any court of competent jurisdiction in the United States or other United States governmental body shall have issued an order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger or the acceptance for payment and payment for the Shares in the Offer and such order, decree, ruling or other action is or shall have become nonappealable or (c) by mutual written consent of the Parent, the Purchaser and the Company); and (ii) not later than one year from the date of such termination, (a) the Board of Directors approves or recommends any proposal or offer (an "Acquisition Proposal") concerning any merger, sale of assets, sale of shares of capital stock or similar transaction involving the Company other than from the Purchaser, or (b) the Company enters into an agreement with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or equity securities of, the Company, or (c) the Seller Stockholder disposes of any or all of his Shares to any person not an affiliate or an associate of the Purchaser or to the Company or any affiliate thereof (or realizes cash proceeds in respect of such Shares as a result of a distribution to the Seller Stockholder by the Company following the sale of a material amount of the Company's assets) in connection with a transaction proposed, described or set forth in such Acquisition Proposal or agreement or (d) the Company undergoes a recapitalization, dissolution, liquidation or similar transaction proposed, described or set forth in such Acquisition Proposal or agreement or the Company issues an extraordinary dividend or other distribution in accordance with such Acquisition Proposal or agreement (each a "Subsequent Transaction") at a per Share price or with equivalent per Share proceeds, as the case may be (the "Subsequent Price") with a value in excess of $10.50 (the "Offer Price"). The Seller Stockholder Fee is an amount equal to one-half of the product of (i) the excess of the Subsequent Price over the Offer Price and (ii) the number of the Seller Stockholder's Shares disposed of or otherwise participating in the Subsequent Transaction.

    THE CONFIDENTIALITY AGREEMENT

    On September 2, 1994, the Parent and the Company entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which each party agreed to keep confidential all information (the "Information") provided to it by the other party. The Confidentiality Agreement provides, among other things, that (i) the Information must not be disclosed for any reason by the receiving party or any of its representatives, except with the prior written consent of the disclosing party, (ii) the Information must not be used by the receiving party or its representatives for any purpose other than evaluating a possible transaction involving the Company and the Parent ("Transaction"), except as and to the extent required by a court or regulatory order, (iii) neither party will disclose the fact that Information has been made available or that discussions or negotiations are taking place concerning a possible Transaction, except with the prior written consent of the other party, and (iv) it will terminate on December 31, 1995, unless mutually extended. The parties extended the term of the Confidentiality Agreement to December 31, 1996 in the Merger Agreement and supplemented the Confidentiality Agreement by providing therein that the Parent, the Purchaser or the Company may disclose any information required to be disclosed pursuant to the Exchange Act, or otherwise required or requested to be disclosed by the Commission.

    APPRAISAL RIGHTS

    Shares that are not voted in favor of the approval and adoption of the Merger and with respect to which appraisal rights have been demanded and perfected in accordance with Section 262 of the DGCL and not withdrawn will not be converted into the right to receive cash at or after the Effective Time, but such Shares shall instead become the right to receive consideration as may be determined to be due to such holders in respect of such Shares pursuant to the DGCL unless such stockholder withdraws its demand for appraisal or becomes ineligible for such appraisal. If a stockholder withdraws its demand for appraisal or becomes ineligible for appraisal (through failure to perfect or otherwise), then, as of the Effective Time or the occurrence of such event, whichever last occurs, the Shares subject to the demand for appraisal will be automatically converted into and represent the right to receive $10.50 per Share or any higher price per Share that may be paid pursuant to the Offer, without interest.

    THE RIGHTS AGREEMENT

    The following description is based upon the Company's Current Report on Form 8-K dated December 5, 1992 (the "Company 8-K"). All statements with respect to the Rights (as defined in the Introduction) and the Rights Agreement (as defined in the Introduction) are based solely upon the description of such Rights in the Company's 8-K. Although each of the Parent and the Purchaser has no knowledge that any such information is untrue, neither the Parent nor the Purchaser takes any responsibility for the accuracy or completeness of the information contained in the Company's 8-K, or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to the Parent and the Purchaser. The summary of the Rights and the Rights Agreement contained in this Offer to Purchase does not purport to be complete, and is qualified in its entirety by reference to the Company's 8-K and the exhibits thereto.

    Pursuant to the Rights Agreement, on December 5, 1992, the Board of Directors of the Company declared a dividend of one Right for each Share. The dividend was payable as of the close of business on December 17, 1992 to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $25 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

    Until the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 20% or more of the outstanding Shares (an "Acquiring Person") or such earlier date as a majority of the Board becomes aware of the existence of an Acquiring Person (the "Stock Acquisition Date") or (b) 10 days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced by the certificates for Shares.

    The Right Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Shares will also constitute the surrender for transfer of the Rights associated with the Shares represented by such certificates. The Rights Agreement further provides that, as soon as practicable following the Distribution Date, separate certificates for Rights will be mailed by the Company or the Rights Agent to holders of record of the Shares as of the close of business on the Distribution Date.

    The Rights will expire on December 4, 2002 (the "Final Expiration Date"), unless the Rights are earlier redeemed by the Company.

    The Purchase Price payable and the number of Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time as provided in the Rights Agreement.

    Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a preferential quarterly dividend payment of the greater of $.25 per share or 100 times the dividend declared per Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of the greater of $100 per share or 100 times the payment made per Share. Each Preferred Share will have 100 votes, voting together as a single class with the Shares. Finally, in the event of any merger, consolidation or other transaction in which Shares are exchanged for or changed into other stock or securities, cash and/or other property , each Preferred Share will be entitled to receive 100 times the amount received per Share. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should, according to Company 8-K, approximate the value of one Share.

    If any person becomes an Acquiring Person (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the independent directors who are not affiliated with the Acquiring Person determines to be fair to and otherwise in the best interests of the Company and its stockholders), then the Rights Agreement requires that proper provision be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and certain affiliated or associated persons (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Shares (or, in certain circumstances, other securities or cash) having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of the assets or earning power of the Company and its subsidiaries is sold or transferred, the Rights Agreement requires that proper provisions be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company that at the time of such transaction will have a market value of two times the exercise price of the Right.

    The Rights Agreement provides that, at any time prior to the close of business on the earlier of (a) the Stock Acquisition Date and (b) the Final Expiration Date, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The redemption period of may be extended by the Board by amending the Rights Agreement prior to the time when the Rights become nonredeemable.

    Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

    Other than those provisions relating to the redemption price of the Rights or the Final Expiration Date, any of the provisions of the Rights Agreement may be supplemented or amended by the Company prior to the Distribution Date, without approval of the Rights holders, whether or not a supplement or amendment is adverse to the Rights holders. After the Distribution Date, any provisions of the Rights Agreement (other than those provisions relating to the redemption price of the Rights or the Final Expiration Date) may be amended by the Company in order to make changes which do not materially and adversely affect the interests of holders of Rights (other than any Acquiring Person), PROVIDED, HOWEVER, that the Rights Agreement may not be amended to lengthen (i) the time period governing redemption or the time period during which the Rights Agreement may be amended at the sole discretion of the Company at such time as the Rights are not redeemable, or (ii) any other time period unless such amendment is for the benefit of the Rights holders (other than any Acquiring Person).

    The foregoing summary of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the other documents included in the Company 8-K. The Company 8-K should be available for inspection and copies thereof should be obtainable in the manner set forth below under "Available Information."

    On December 14, 1995, the Board authorized the amendment of the Rights Agreement to assure that the execution and delivery of the Merger Agreement and the Stockholder Tender Agreement and the consummation of the transactions contemplated thereby will not cause (i) the defined term "Acquiring Person" to apply to the Parent or the Purchaser, (ii) a "Distribution Date" to occur, (iii) the provision of Section 13(a) of the Rights Agreement to be applicable in respect of the capital stock of the Purchaser or any affiliate or (iv) any adjustment under the provision of Section 11(a) of the Rights Agreement. The amendment was executed by the parties to the Rights Agreement on December 19, 1995. Accordingly, the operation of the Rights Agreement will not affect the Offer or the Merger.

    11.  PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

    PURPOSE OF THE OFFER. The purpose of the Offer is for the Purchaser to acquire control of, and an equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. The acquisition of the entire equity interest in the Company has been structured as a cash tender offer followed by a cash merger in order to provide a prompt and orderly transfer of ownership of the Company from the public stockholders to the Parent and to provide stockholders with cash for all their Shares. The purchase of Shares pursuant to the Offer will increase the likelihood that the Merger will be effected.

    PLANS FOR THE COMPANY. The Parent and the Purchaser currently intend to dispose of the Company's molding division after consummation of the Offer and the Merger. The Parent believes, based on information provided by PaineWebber, that the Company has received several offers for the molding division; however, the details of these offers have not been made available to the Parent. During the course of its negotiations with the Company regarding the acquisition of CTI or the Company or both, the Parent has had discussions with Mr. Gilbert regarding a potential acquisition of the molding division by a group or entity formed by or including Mr. Gilbert. Neither the Parent nor the Purchaser has any obligation to sell the molding division to Mr. Gilbert or any affiliate of Mr. Gilbert. This fact was acknowledged by the Company in its November 2, 1995 letter agreement with the Parent. (See Section 10).

    Other than the molding division and except as otherwise noted in this Offer to Purchase, the Parent and the Purchaser do not have any current plans or proposals to dispose of any businesses or other assets of the Company or its subsidiaries or to effect any changes to their operations. If the Parent obtains control of the Company, it intends to conduct further review of the Company and its subsidiaries and their respective assets, businesses, corporate structure, capitalization, operations, properties, policies, management and personnel. After such review it is possible that the Parent might modify its current plans not to dispose of any businesses or assets of the Company (other than the molding division) and not effect any changes in the Company's operations.

    12. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NASDAQ QUOTATIONS; REGISTRATION UNDER THE EXCHANGE ACT. The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer price.

    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the National Association of Securities Dealers, Inc. (the "NASD") for continued inclusion in the NASDAQ System. The NASD requires that an issuer have at least 100,000 publicly held shares, held by at least 300 stockholders, with a market value of at least $200,000, have total assets of at least $2 million and have capital and surplus (total stockholders' equity) of at least $1 million. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the requirements for inclusion in the NASDAQ System and inclusion of the Shares is discontinued, the market for the Shares could be adversely affected.

    If the NASDAQ System were to cease to publish quotations for the Shares, it is possible that the Shares would continue to trade in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

    The Shares are currently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, the Shares might no longer constitute "margin securities" for the purposes of the Federal Reserve Board's margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated if the Shares are not listed on a national securities exchange and there are less than 300 holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Shares and to the Commission and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy or information statement in connection with stockholder action and the related requirement of an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or eligible for NASDAQ System reporting. It is the current intention of the Parent to deregister the Shares after consummation of the Offer if the requirements for termination of registration are met.

    13. DIVIDENDS AND DISTRIBUTIONS. If, on or after the date of the Merger Agreement, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) issue or sell any additional securities of the Company or otherwise cause an increase in the number of outstanding securities of the Company (except for Shares issuable upon the exercise of employee stock options outstanding on the date of the Merger Agreement) or (iii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares, then, without prejudice to the

Purchaser's rights under Sections 1 and 15, the Purchaser, in its sole discretion, subject to the terms of the Merger Agreement, may make such adjustments as it deems appropriate in the purchase price and other terms of the Offer.

    If, on or after the date of the Merger Agreement, the Company should declare or pay any dividend on the Shares or make any distribution (including, without limitation, cash dividends, the issuance of additional Shares pursuant to a stock dividend or stock split, the issuance of other securities or the issuance of rights for the purchase of any securities) with respect to the Shares that is payable or distributable to stockholders of record on a date prior to the transfer to the name of the Purchaser or its nominee or transferee on the Company's stock transfer records of the Shares purchased pursuant to the Offer, then, without prejudice to the Purchaser's rights under Sections 1 and 15, any such dividend, distribution or right to be received by the tendering stockholders will be received and held by the tendering stockholders for the account of the Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of the Purchaser, accompanied by appropriate documentation of transfer. Pending such remittance and subject to applicable law, the Purchaser will be entitled to all rights and privileges as owner of any such dividend, distribution or right and may withhold the entire purchase price or deduct from the purchase price the amount or value thereof, as determined by the Purchaser in its sole discretion.

    14. EXTENSION OF TENDER PERIOD; AMENDMENT; TERMINATION. The Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, regardless of whether or not any of the events set forth in Section 15 shall have occurred or shall have been determined by the Purchaser to have occurred, subject to the terms of the Merger Agreement and applicable rules of the Commission, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and (ii) to amend the Offer in any respect by giving oral or written notice of such amendment to the Depositary. The rights reserved by the Purchaser in this paragraph are in addition to the Purchaser's rights to terminate the Offer pursuant to Section 15. Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act. Any reduction in the purchase price pursuant to the Merger Agreement will be considered an amendment to the Offer, and will be followed by the appropriate announcement. Without limiting the obligation of the Purchaser under such Rule or the manner in which the Purchaser may choose to make any public announcement, the Purchaser currently intends to make announcements by issuing a release to the Dow Jones News Service or the Reuters News Service.

    The Purchaser also reserves the right, in its sole discretion, in the event any of the conditions specified in Section 15 shall not have been satisfied and so long as Shares have not theretofore been accepted for payment, to delay (except as otherwise required by applicable law) acceptance for payment of or payment for Shares or to terminate the Offer and not accept for payment or pay for Shares.

    If the Purchaser extends the Offer, or if the Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its purchase of or payment for Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer, the Depositary may retain tendered shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4. However, the ability of the Purchaser to delay the payment for Shares which the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of such bidder's offer.

    If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer (including the Minimum Condition), the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules

14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is generally required to allow for adequate dissemination to stockholders and investor response. If prior to the Expiration Date, the Purchaser should decide to increase the price per Share being offered in the Offer, such increase will be applicable to all stockholders whose Shares are accepted for payment pursuant to the Offer. As used in this Offer to Purchase, "business day" means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 A.M. through 12:00 Midnight, New York City time as computed in accordance with Rule 14d-1 under the Exchange Act.

    15. CERTAIN CONDITIONS TO THE OFFER. Notwithstanding any other provisions of the Merger Agreement or the Offer, the Purchaser shall not be required to accept for payment, purchase or pay for any Shares of the Company tendered, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer and may postpone the acceptance for payment of or payment for any Shares, if prior to the time of acceptance for payment of Shares tendered pursuant to the
Offer:

         (i) the Minimum Condition shall not have been satisfied; or

        (ii) any waiting period applicable to the Offer pursuant to the HSR Act shall not have expired or been terminated; or

        (iii) at any time before the time of acceptance for payment for any such Shares any of the following shall occur or exist:

           (a) there shall have been instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (A) challenging the acquisition by the Parent or the Purchaser of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or seeking to obtain from the Parent or the Purchaser any damages that would result in a Material Adverse Effect if such were assessed against the Company, (B) seeking to prohibit or materially limit the ownership or operation by the Parent or the Surviving Corporation of all or any material portion of the business or assets of the Company or compel the Parent or the Surviving Corporation to dispose of or to hold separate all or any material portion of the business or assets of the Company, or to impose any material limitation on the ability of the Company or the Surviving Corporation to conduct such business or own such assets, or (C) seeking to impose material limitations on the ability of the Parent (or any other affiliate of the Parent) to acquire or hold or to exercise full rights of ownership of the Shares, including, but not limited to, the right to vote the Shares purchased by them on all matters properly presented to the stockholders of the Company; or

           (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Merger Agreement, or any other action shall have been taken by any government, governmental authority or court, domestic or foreign, other than the routine application to the Offer or the Merger of waiting periods under the HSR Act, that has, or has a substantial likelihood of resulting in, any of the consequences referred to in clauses (A) through (C) of paragraph (a) above; or

           (c) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements contained in the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement shall not have been true and correct in any material respect when made or, except for any representations and warranties made as of a specific date, shall have ceased to be true and correct in any material respect as if made on and as of the Expiration Date (or, in the case of representations and warranties that are specifically qualified as to materiality, shall not have been true and correct when made or shall have ceased to be true and correct on and as of the Expiration Date); or

           (d) there shall have occurred (A) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., (B) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory), (C) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States and having a Material Adverse Effect on or materially adversely affecting (or materially delaying) the consummation of the Offer, (D) any limitation (whether or not mandatory), by any U.S. governmental authority or agency on, or any other event that, in the judgment of the Parent, is substantially likely to materially adversely affect the extension of credit by banks or other financial institutions, or (E) from the date of the Merger Agreement through the date of termination or expiration of the Offer, a decline of at least 25% in the Standard & Poor's 500 Index; or

           (e) the Merger Agreement shall have been terminated in accordance with its terms; or

           (f) prior to the purchase of Shares pursuant to the Offer, the Board of Directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended another offer for the purchase of the Shares, which, in the sole judgment of the Parent in any such case, and regardless of the circumstances (including any action or omission by the Parent) giving rise to such condition, makes it inadvisable to proceed with such acceptance for payment except where as a result of the Company's receipt of an unsolicited acquisition proposal from a third party (A) the Company issues to its stockholders a communication that contains only the statements permitted by Rule 14d-9(e) under the Exchange Act (and does not otherwise withdraw, modify or amend its approval or recommendation of the transactions contemplated hereby) and (B) within five business days of issuing such communication the Company publicly reconfirms its approval and recommendation of the transactions contemplated by the Offer and the Merger Agreement; or

           (g) there shall have occurred since July 31, 1995, a change, occurrence or circumstance in the Company's business having a Material Adverse Effect thereon; or

           (h) The failure of the Company to obtain any of the waivers or consents of Wells Fargo pursuant to the letter dated December 19, 1995 from Wells Fargo to the Company, CTI, and Medical Molding Corporation of America.

    The foregoing conditions are for the sole benefit of the Parent and the Purchaser and may be asserted by the Parent or the Purchaser regardless of the circumstances giving rise to such conditions (including any action or inaction by the Purchaser, unless any such action or inaction would constitute a breach by the Purchaser of any of its covenants under the Merger Agreement) or may be waived by the Parent or the Purchaser in whole or in part at any time and from time to time, in the sole discretion of the Parent and the Purchaser. The conditions may be considered to be material to the Offer. If the Purchaser waives any material conditions of the Offer, it will, if required by applicable law, extend the period of time during which the Offer is open in accordance with applicable law for a period sufficient to allow the holders of Shares to consider the Offer by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. The failure by the Purchaser at any time to exercise any of the forgoing rights will not be deemed a waiver of any other rights and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Purchaser or the Parent with respect to such conditions (including, without limitation, the satisfaction of such conditions) will be final and binding on the parties.

    16. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS. Except as described in this Section 16, based on a review of publicly available information concerning the Company, neither the Parent nor the Purchaser is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise or of any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required prior to the acquisition of Shares by the Purchaser pursuant to the Offer, the Merger or otherwise. Should any such approval or other action be required, the Parent and the Purchaser currently contemplate that it will be sought. While the Purchaser does not currently intend to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company or the Purchaser Entities or that certain parts of the business of the Company or the Purchaser Entities might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken. The Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 16. See
Section 15.

    SECTION 203 OF THE DGCL. Section 203, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless (i) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer or (iii) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

    Under Section 203, the restrictions described above do not apply if, among other things (i) the corporation's original certificate of incorporation contains a provision expressly electing not to be governed by Section 203; (ii) the corporation, by action of its stockholders, adopts an amendment to its certificate of incorporation or by-laws expressly electing not to be governed by
Section 203, provided that, in addition to any other vote required by law, such amendment to the certificate of incorporation or by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote, which amendment would not be effective until 12 months after the adoption of such amendment and would not apply to any Business Combination between the corporation and any person who became an Interested Stockholder of the corporation on or prior to the date of such adoption; (iii) the corporation does not have a class of voting stock that is (A) listed on a national securities association (B) authorized for quotation on an inter-dealer quotation system of a registered national securities association or (C) held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an Interested Stockholder or from a transaction in which a person becomes an Interested Stockholder; or (iv) a stockholder becomes an Interested Stockholder "inadvertently" and thereafter divests itself of a sufficient number of shares so that such stockholder ceases to be an Interested Stockholder. Under Section 203, the restrictions described above also do not apply to certain Business Combinations proposed by an Interested Stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of a majority of the corporation's directors.

    Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all the outstanding stock of the corporation; (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation; (iii) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments) or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    At a meeting on December 14, 1995, the Board of Directors approved the Merger Agreement, the Stockholder Tender Agreement, the Merger, the Offer and the Purchaser's purchase of Shares pursuant to the Offer and the Stockholder Tender Agreement. Accordingly, the provisions of Section 203 of the DGCL have been satisfied with respect to the Offer, the Merger and the Stockholder Tender Agreement, and such provisions will not delay the consummation of the Offer or the Merger.

    OTHER STATE TAKEOVER STATUTES. A number of other states have adopted "takeover" statutes that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or places of business in such states.

    In EDGAR V. MITE CORPORATION, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Act, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, the Supreme Court held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable under certain conditions, in particular, that the corporation has a substantial number of stockholders in the state and is incorporated there.

    The Company conducts business in a number of states throughout the United States, some of which have enacted "takeover" statutes. The Purchaser does not know whether any of these statutes will, by their terms, apply to the Offer, and has not complied with any such statutes other than those adopted by the State of Delaware. To the extent that certain provisions of these statutes purport to apply to the Offer, the Purchaser believes that there are reasonable bases for contesting such statutes. If any person should seek to apply any state takeover statute, the Purchaser would take such action as then appears desirable, which action may include challenging the validity or applicability of any such statute in appropriate court proceedings. If it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to purchase or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment or pay for Shares tendered.

    FAIR PRICE AND SUPERMAJORITY PROVISIONS. The Certificate of Incorporation of the Company contains "fair price" and "supermajority vote" provisions which apply to "Business Combinations" with a corporation or other person who directly or indirectly then beneficially owns, or within the preceding two years beneficially owned, 20% or more of the outstanding voting stock of the Company (an "Interested Stockholder"). A "Business Combination" includes a merger or consolidation of the Company or any subsidiary of the Company with or into an Interested Stockholder, a sale of assets to an Interested Stockholder having an aggregate fair market value of 10% of the total value of the assets of the Company and its consolidated subsidiaries as reflected on the Company's most recent balance sheet, the issuance by the Company or any of its subsidiaries of securities to an Interested Stockholder having an aggregate fair market value of $5 million or more, the adoption of a plan for dissolution or liquidation of the Company proposed by an Interested Stockholder, and any reclassification or recapitalization of securities of the Company resulting in an increase in the relative voting power of an Interested Stockholder. The supermajority vote provision provides that a Business Combination with an Interested Stockholder cannot be effected unless approved by (i) holders of two-thirds of the outstanding voting stock of the Company and (ii) holders of a majority of the outstanding voting stock of the Company other than the voting stock of which an Interested Stockholder is the beneficial owner.

    The supermajority vote provisions are not applicable if (i) in the case of a Business Combination that does not involve any cash or other consideration being received by the stockholders of the Company, the Business Combination shall have been approved by a majority of the "Continuing Directors," or (ii) in the case of any other Business Combination, the Business Combination shall have been approved either by a majority of the Continuing Directors or the so-called "fair price" provisions shall have been satisfied. The fair price provisions derive their name from the fact that they specify a minimum consideration (determined pursuant to a formula based on the highest per share price paid by the Interested Stockholder in acquiring the Company's capital stock plus interest) which must be paid and certain procedural requirements which must be satisfied in order to effect a Business Combination with an Interested Stockholder in certain circumstances. "Continuing Directors" are directors who are unaffiliated with the Interested Stockholder and who were either members of the Board of Directors prior to the time an Interested Stockholder became such or any approved successor to a Continuing Director. Any approval required under the fair price provision or supermajority vote provision is in addition to any approval required under applicable law or other provisions of the Company's Certificate of Incorporation.

    The fair price and supermajority provisions may not be repealed, amended or otherwise modified unless such repeal, amendment or modification is approved by the affirmative vote of holders of (i) not less than two-thirds of the outstanding voting stock of the Company voting together as a single class, and
(ii) not less than a majority of the outstanding voting stock of the Company held by all stockholders other than Interested Stockholders voting together as a single class.

    At a meeting on December 14, 1995, the Board of Directors approved the Merger Agreement, the Stockholder Tender Agreement, the Merger, the Offer and the Purchaser's purchase of Shares pursuant to the Offer and the Stockholder Tender Agreement. Accordingly, the provisions of the Fair Price and Supermajority Vote provisions of the Company's Certificate of Incorporation have been satisfied with respect to the Offer, the Merger and the Stockholder Tender Agreement, and such provisions will not delay the consummation of the Offer or the Merger.

    ANTITRUST. Under the HSR Act, certain acquisitions may not be consummated unless information has been furnished to the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice (the "Antitrust
Division") and certain waiting period requirements have been satisfied. The Offer and the acquisition of Shares pursuant to the Merger Agreement are subject to the HSR Act, which provides that certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Parent expects to file on or before January 3, 1996 a Notification and Report Form with respect to the Offer.

    Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by the Parent. Accordingly, if such filing is made on January 3, 1996, the waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on January 18, 1996, unless the Parent receives a request for additional information or documentary material, or the Antitrust Division and the FTC terminate the waiting period prior thereto. If, within such 15-day waiting period, either the Antitrust Division or the FTC requests additional information or material from the Parent concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of the Parent. The Purchaser will not accept for payment Shares tendered pursuant to the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied. See Section 15.

    No separate HSR Act waiting period requirements with respect to the Merger Agreement will apply, so long as the 15-day waiting period expires or is terminated. Thus, all Shares may be acquired pursuant to the Offer at the close of the 15-day waiting period or on the tenth calendar day after the date of substantial compliance with a request for additional information.

    The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser's acquisition of Shares pursuant to the Offer and the Merger Agreement. At any time before or after the Purchaser's acquisition of Shares, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Shares pursuant to the Offer or otherwise or seeking divestiture of Shares acquired by the Purchaser or divestiture of substantial assets of the Parent or its subsidiaries. Private parties and state attorneys general may also bring legal action under the antitrust laws under certain circumstances. Based upon an examination of publicly available information relating to the businesses in which the Parent and the Company are engaged, the Parent and the Purchaser believe that the acquisition of Shares by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result. See Section 15 for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

    MARGIN RULES. The Purchaser and the Parent believe that the requirements of the margin regulations promulgated by the Federal Reserve Board are not applicable to the financing of the Offer and the Merger.

    APPRAISAL RIGHTS. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares at the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL ("Section 262") to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. In WEINBERGER V. UOP, INC., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same, more or less than the purchase price per Share in the Offer or the Merger Consideration (as defined in the Merger Agreement).

    In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders which requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in WEINBERGER and RABKIN V. PHILIP A. HUNT CHEMICAL CORP. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of unfairness, including fraud, misrepresentation or other misconduct.

    If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his right to appraisal, as provided in the DGCL, the Shares of such stockholder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

    FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

    17. FEES AND EXPENSES. The Parent and the Purchaser have engaged Salomon Brothers Inc ("Salomon") as the Dealer Manager in connection with the Offer. The Parent has agreed to pay Salomon a fee of $100,000 for these services, payable to Salomon upon commencement of the Offer. In addition, Salomon is acting as financial advisor to the Parent and the Purchaser in connection with the proposed acquisition of the Company. In consideration for these services the Parent and the Purchaser have agreed to pay Salomon a fee equal to $400,000 (of which $25,000 has already been paid) contingent upon the consummation of the Merger and payable at the closing of the Merger. The Purchaser also has agreed to reimburse Salomon for its expenses, including reasonable counsel fees, and to indemnify it against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    The Purchaser has retained Georgeson & Company Inc. to act as the Information Agent and National City Bank to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, facsimile, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer material to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

    Neither the Purchaser nor the Parent will pay any fees or commissions to any broker or dealer or other persons for soliciting tenders of Shares pursuant to the Offer (other than the fees of the Dealer Manager). Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for reasonable expenses incurred by them in forwarding material to their customers.

    18. MISCELLANEOUS. The Purchaser is not aware of any jurisdiction in which the making of the Offer is not in compliance with applicable law. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer is being made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR THE PARENT NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

    The Purchaser has filed with the Commission the Schedule 14D-1 pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule 14D-1 and any amendments thereto, including exhibits, may be inspected and copies may be obtained at the same places and in the same manner as set forth in Section 7 (except they will not be available at the regional offices of the Commission).

                                          HANWEST, INC.

December 27, 1995

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   THE PARENT

    The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of the Parent and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o M.A. Hanna Company, Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304. No information is provided in the right-hand column where the individual has occupied the position indicated in the middle column for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Parent. All directors and officers listed below are citizens of the United States (except J.T. Eyton, O.C., who is a citizen of Canada). Directors are identified by a single asterisk.

              NAME                    POSITIONS AND OFFICES HELD WITH         PRINCIPAL OCCUPATION AND BUSINESS
        (AGE AT 12/1/95)                 THE PARENT (YEAR ELECTED)              EXPERIENCE (PAST FIVE YEARS)
--------------------------------  ---------------------------------------  ---------------------------------------
M.D. Walker (63)*                 Chairman and Chief Executive Officer
                                   (1986); Director (since 1986),
                                   Chairman of Executive Committee and
                                   member of the Board Composition and
                                   Governance Committee

D.J. McGregor (54)*               President and Chief Operating Officer
                                   (1989); Director (since 1990) and
                                   member of Executive Committee

S.P. Chong (53)                   Vice President - Total Quality Planning
                                   & Technical Services (1989)

G.W. Henry (50)                   Vice President - International           Vice President - Operations, 1992-1994
                                   Operations (1994)                       Vice President - Marine Services and
                                                                            Special Projects, 1990-1992

J.S. Pyke, Jr. (57)               Vice President and General Counsel
                                   (1979), Secretary (1973)

D.R. Schrank (47)                 Vice President - North American          Vice President and Chief Financial
                                   Plastics (1995)                          Officer, 1993-1995
                                                                           Senior Vice President and Chief
                                                                            Financial Officer, Sealy, Inc.,
                                                                            1989-1993

              NAME                    POSITIONS AND OFFICES HELD WITH         PRINCIPAL OCCUPATION AND BUSINESS
        (AGE AT 12/1/95)                 THE PARENT (YEAR ELECTED)              EXPERIENCE (PAST FIVE YEARS)
--------------------------------  ---------------------------------------  ---------------------------------------
M.S. Duffey (41)                  Vice President, Chief Financial Officer  Treasurer, 1994-1995
                                   and Treasurer (1995)                    Vice President and Treasurer, Foote,
                                                                            Cone & Belding Communications, Inc.
                                                                            (world-wide advertising agency),
                                                                            1992-1994, Chicago, Illinois
                                                                           Vice President and Treasurer, Outboard
                                                                            Marine Corporation, 1986-1992,
                                                                            Waukegan, Illinois

T.E. Lindsey (45)                 Controller (1990)

B.C. Ames (70)*                   Director (since 1980), member of         Partner, Clayton, Dubilier & Rice, Inc.
                                   Compensation Committee and Executive     (investment bankers), 1990-Present,
                                   Committee                                New York, New York

C.A. Cartwright, Ph.D. (54)*      Director (since 1994), Chairperson of    President, Kent State University
                                   Pension Plan Committee and member of     (public higher education institution),
                                   Audit Committee and Board Composition    1991-Present, Kent, Ohio
                                   and Governance Committee                Vice Chancellor of Academic Affairs,
                                                                            University of California-Davis,
                                                                            1988-1991, Davis, California

W.R. Embry (58)*                  Director (since 1990), Chairman of the   President and Chief Operating Officer -
                                   Board Composition and Governance         Team Division, The Cleveland Cavaliers
                                   Committee and member of Pension Plan     (professional basketball team),
                                   Committee and Audit Committee            1986-Present, Cleveland, Ohio

J.T. Eyton, O.C. (61)*            Director (since 1986) and a member of    Chairman, Brascan Limited (natural
                                   Compensation Committee and Executive     resources, power generation and
                                   Committee                                financial services), 1991-Present,
                                                                            Toronto, Ontario, Canada
                                                                           President, Brascan Limited, prior to
                                                                            1991

G.D. Kirkham (62)*                Director (since 1975), Chairman of the   Retired Senior Vice President, Kemper
                                   Audit Committee and member of Pension    Securities Inc. (stockbrokers)
                                   Plan Committee

              NAME                    POSITIONS AND OFFICES HELD WITH         PRINCIPAL OCCUPATION AND BUSINESS
        (AGE AT 12/1/95)                 THE PARENT (YEAR ELECTED)              EXPERIENCE (PAST FIVE YEARS)
--------------------------------  ---------------------------------------  ---------------------------------------
M.L. Mann (62)*                   Director (since 1991), Chairman of       Chairman and Chief Executive Officer,
                                   Compensation Committee and member of     Lexmark International, Inc. (office
                                   Audit Committee                          machines), 1991-Present, Greenwich,
                                                                            Connecticut
                                                                           Vice President of International
                                                                            Business Machines Corporation "IBM")
                                                                            and President and General Manager of
                                                                            various IBM divisions and
                                                                            subsidiaries, 1985-1991, White Plains,
                                                                            New York

R.W. Pogue (67)*                  Director (since 1988) and member of      Senior Advisor, Dix & Eaton (public
                                   Board Composition and Governance         relations firm), 1994-Present,
                                   Committee, Compensation Committee and    Cleveland, Ohio
                                   Executive Committee                     Senior Partner, Jones, Day, Reavis &
                                                                            Pogue (attorneys), 1993-1994
                                                                           Managing Partner, Jones, Day, Reavis &
                                                                            Pogue, 1989-1992

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                 THE PURCHASER

    The name, business address, present principal occupation or employment and five-year employment history of each director and executive officer of the Purchaser and certain other information are set forth below. Unless otherwise indicated below, the address of each director and officer is c/o M.A. Hanna Company, Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114-2304. No information is provided in the right-hand column where the individual has occupied the position indicated in the middle column for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with the Purchaser. All directors and officers listed below are citizens of the United States. Directors are identified by a single asterisk.

                                        POSITIONS AND OFFICES HELD            PRINCIPAL OCCUPATION AND BUSINESS
     NAME (AGE AT 12/1/95)           WITH THE PURCHASER (YEAR ELECTED)          EXPERIENCE (PAST FIVE YEARS)
--------------------------------  ---------------------------------------  ---------------------------------------
D.R. Schrank (47)*                President (1995); Director (since 1995)  Vice President -- North American
                                                                            Plastics, M.A. Hanna Company, 1995
                                                                           Vice President and Chief Financial
                                                                            Officer, M.A. Hanna Company, 1993-1995
                                                                           Senior Vice President and Chief
                                                                            Financial Officer, Sealy, Inc.
                                                                            1989-1993

G.W. Henry (50)*                  Vice President (1995); Director (since   Vice President -- International
                                   1995)                                    Operations, M.A. Hanna Company, 1994
                                                                           Vice President -- Operations M.A. Hanna
                                                                            Company, 1992-1994
                                                                           Vice President -- Marine Services and
                                                                            Special Projects, M.A. Hanna Company,
                                                                            1990-1992

J.S. Pyke, Jr. (57)*              Vice President and Secretary (1995);     Vice President and General Counsel,
                                   Director (since 1995)                    M.A. Hanna Company, 1979-Present
                                                                           Secretary, M.A. Hanna Company, 1973 -
                                                                            Present

                                        POSITIONS AND OFFICES HELD            PRINCIPAL OCCUPATION AND BUSINESS
     NAME (AGE AT 12/1/95)           WITH THE PURCHASER (YEAR ELECTED)          EXPERIENCE (PAST FIVE YEARS)
--------------------------------  ---------------------------------------  ---------------------------------------
M.S. Duffey (41)                  Vice President and Treasurer (1995)      Vice President, Chief Financial Officer
                                                                            and Treasurer, M.A. Hanna Company,
                                                                            1995-Present
                                                                            Treasurer, M.A. Hanna Company,
                                                                            1994-1995
                                                                           Vice President and Treasurer, Foote
                                                                            Cone & Belding Communications, Inc.
                                                                            (world-wide advertising agency),
                                                                            1992-1994
                                                                           Vice President and Treasurer, Outboard
                                                                            Marine Corporation 1986-1992

T.E. Lindsey (45)                 Controller (1995)                        Controller, M.A. Hanna Company,
                                                                            1990-Present

P.W. Phillips (52)                Vice President (1995)                    Executive Director of Tax Compliance
                                                                            and Audit, M.A. Hanna Company,
                                                                            1988-Present

R.E. Hahn (50)                    Assistant Secretary (1995)               Senior Associate Counsel, M.A. Hanna
                                                                            Company, 1977-Present